Information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
Registration No. 333-161634

SUBJECT TO COMPLETION. DATED AUGUST 31, 2009.

Preliminary Prospectus Supplement to Prospectus dated August 31, 2009.

7,773,956 Ordinary Shares

AngloGold Ashanti Limited

We, AngloGold Ashanti Limited, are offering an aggregate of 7,773,956 of our ordinary shares, whether in the form of ordinary shares or American depositary shares representing ordinary shares, or ADSs. The public offering price per ordinary share is ZAR        and the public offering price per ADS is $       .

Our ADSs, each representing one ordinary share, are listed on the New York Stock Exchange under the symbol “AU”. Our ordinary shares are listed on the JSE Limited under the symbol “ANG”, the London Stock Exchange under the symbol “AGD”, Euronext Paris under the symbol “VA”, the Australian Stock Exchange in the form of CHESS depositary interests, each representing one-fifth of an ordinary share, under the symbol “AGG”, the Ghana stock exchange where our shares are quoted under the symbol “AGA” and in the form of Ghanaian Depositary Shares, or GhDSs, each representing one one-hundredth of an ordinary share, under the symbol “AAD”, and Euronext Brussels where our shares are quoted in the form of unsponsored international depositary receipts under the symbol “ANG BB”. On August 28, 2009 the closing price of our ordinary shares on the JSE Limited was ZAR 303.67 per ordinary share and the closing price of our ADSs on the New York Stock Exchange was $39.27 per ADS.

See “Risk Factors” starting on page S-14 of this prospectus supplement to read about factors you should consider before buying our ordinary shares.

Neither the Securities and Exchange Commission, or the SEC, nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total(1)

Initial price to investors	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

(1)	Assuming all ordinary shares offered hereby are sold in the form of ADSs.

Delivery of the ordinary shares and ADSs against payment is expected to occur on          , 2009.

Sole Book-runner

UBS Investment Bank

Prospectus Supplement dated          , 2009.

Prospectus Supplement

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of ordinary shares of AngloGold Ashanti Limited, or AngloGold Ashanti. The second part, the accompanying base prospectus, presents more general information. Generally, when we refer only to the “prospectus”, we are referring to both parts combined, and when we refer to the “accompanying prospectus”, we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this document or in one to which we have referred you in this prospectus. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date hereof.

Unless the context requires otherwise, in this prospectus, “we” or “us” refers to AngloGold Ashanti and its consolidated subsidiaries.

In this prospectus supplement, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to dollars or $ are to the lawful currency of the United States, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil and references to GHC or cedi are to the lawful currency of Ghana.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and other reports with the SEC. The SEC maintains a website (http://www.sec.gov) on which our annual and other reports are made available. Such reports may also be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington DC 20549. Please call the SEC at 1 (800) SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement includes and incorporates by reference “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation, those concerning: the economic outlook for the gold mining industry; expectations regarding gold prices, production, cash costs and other operating results; growth prospects and outlook of our operations, individually or in the aggregate, including the completion and commencement of commercial operations at our exploration and production projects; the completion of announced mergers and acquisitions transactions (including our proposed acquisition of a 50% indirect interest in Moto Goldmines Limited); our liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “forecast”, “likely”, “should”, “planned”, “may”, “estimated”, “potential” or other similar words and phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking

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statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

The risk factors described herein could affect our future results, causing these results to differ materially from those expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

You should review carefully all information, including the financial statements and the notes to the financial statements included or incorporated by reference into this prospectus supplement (and all documents incorporated herein by reference). The forward-looking statements included or incorporated by reference into this prospectus supplement are made only as of the last practicable date. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section.

NOTICE TO U.K. INVESTORS

This prospectus supplement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended), (the “Financial Promotion Order”) (ii) are persons falling within Article 49(2)(a) to (d) of the Financial Promotion Order, being, among other things, high net worth companies and/or unincorporated associations, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the United Kingdom Financial Services and Markets Act 2000 (as amended) (the “FSMA”) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

In connection with the offering, the underwriter is not acting for anyone other than us and they and will not be responsible to anyone other than us for providing the protections afforded to their clients nor for providing advice in relation to the offering.

NON-GAAP FINANCIAL MEASURES

In this prospectus supplement and in documents incorporated by reference herein, we present financial items such as “total cash costs”, “total cash costs per ounce”, “total production costs” and “total production costs per ounce” that have been determined using industry standards promulgated by the Gold Institute and are not measures under generally accepted accounting principles in the United States, or U.S. GAAP. An investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with U.S. GAAP either in this document or in any document incorporated by reference herein.

While the Gold Institute, which has been incorporated into the National Mining Association, has provided definitions for the calculation of “total cash costs”, “total cash costs per ounce”, “total production costs” and “total production costs per ounce”, the definitions of certain non-GAAP financial measures included herein may vary significantly from those of other gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs and total production costs in total by mine and per ounce by

S-iv

mine are useful indicators to investors and management of a mine’s performance because they provide:

•	an indication of profitability, efficiency and cash flows;

•	the trend in costs as the mining operations mature over time on a consistent basis; and

•	an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and of other gold mining companies.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we submit to it, which means that we can disclose important information to you by referring you to certain documents filed with or furnished to the SEC that are considered part of this prospectus through incorporation by reference. Information that we file with or furnish to the SEC in the future and incorporate by reference will automatically update and supersede the previously filed or furnished information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act other than any portions of the respective filings that were furnished, under applicable SEC rules, rather than filed, until we complete our offering:

•	our annual report on Form 20-F for the year ended December 31, 2008 filed with the SEC on May 5, 2009, as amended by our Form 20-F/A filed with the SEC on May 6, 2009 (together, our “Form 20-F”);

•	our Form 6-K filed with the SEC on August 28, 2009 containing unaudited condensed consolidated financial information as of June 30, 2009 and December 31, 2008 and for each of the six month periods ended June 30, 2009 and 2008, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations (our “2009 Second Quarter Report”); and

•	our Form 6-K filed with the SEC on August 31, 2009 containing pro forma financial information for the year ended December 31, 2008 and the six month period ended June 30, 2009 related to the sale of our 33.33% interest in the Boddington joint venture.

You may obtain a copy of these filings at no cost by writing or telephoning us at the following address:

AngloGold Ashanti North America Inc.
7400 E. Orchard Road
Suite 350
Greenwood Village, CO 80111
Telephone: +1 303-889-0753
Fax: +1 303-889-0707
Email: MPatterson@AngloGoldAshantiNA.com

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the documents incorporated by reference herein. This summary is not complete and does not contain all the information that a potential investor should consider before investing in our ordinary shares. Potential investors should read the entire prospectus and the documents incorporated by reference herein carefully, especially the risks of investing in our ordinary shares discussed under “Risk Factors”.

Company Overview

We are a global gold company with a diversified portfolio of assets in many key gold producing regions. As at December 31, 2008, we had gold reserves of 73.5 million ounces (including our 33.33% joint venture interest in the Boddington Gold Mine, which we sold effective June 26, 2009). For the year ended December 31, 2008, we had consolidated revenues of $3,655 million (which excludes revenue from by-products and interest earned), gold production of 4,982 million ounces and total cash costs of $465 per ounce. For the year ended December 31, 2008 and up to and including June 26, 2009, the Boddington Gold Mine was not in production.

We were formed following the consolidation of the gold interests of Anglo American plc into a single company in 1998. At that time, our production and reserves were primarily located in South Africa (97% of 1997 production and 99% of reserves as at December 31, 1997) and one of our objectives was to achieve greater geographic and ore body diversity. Through a combination of mergers, acquisitions, disposal initiatives and organic growth, and through the operations in which we have an interest, we have developed a high quality, well diversified asset portfolio, including:

•	production from 20 operations in ten countries: Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States;

•	gold production and reserves for the year ended December 31, 2008 of 58% and 56%, respectively, from operations outside South Africa; and

•	gold production from a broad variety of ore body types as well as a variety of open-pit (43%) underground (55%) and surface and dump reclamation (2%) operations.

Our strategy in respect of this portfolio and our current strategic objectives are discussed below.

AngloGold Ashanti was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and in South Africa we are subject to the South African Companies Act 61 of 1973, as amended. Paragraph 2 of our memorandum and articles of association provides that our main business is to carry on gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold. On April 26, 2004, we acquired the entire issued share capital of Ashanti Goldfields Company Limited and changed our name to AngloGold Ashanti. Our principal executive office is located at 76 Jeppe Street, Newtown, Johannesburg, 2001 (P.O. Box 62117, Marshalltown, 2107), South Africa (Telephone +27 11 637-6000). Our general website is at www.anglogoldashanti.com. Information contained in our website is not, and shall not be deemed to be, part of this prospectus supplement.

Strategy

Our business strategy has three principal elements:

•	managing the business;

•	portfolio optimization and capital deployment; and

•	growing the business.

Managing the Business.  We seek to enhance shareholder value through endeavoring to plan and implement operating strategies that identify optimal ore body capability, applying appropriate methods and design ensuring efficient operating performance, detailed planning and scheduling, coupled with the application of best practices across all aspects of the production and service activities associated with each asset. Safe work practices and working in compliance with industry and company standards inform all aspects of our business process. Successfully managing the business means delivering on our commitments, which includes ensuring safe work practices, meeting production targets on time and within budget, managing our costs and associated escalations, maximizing revenues, which includes reducing our hedge commitments, while also seeking to ensure that our business partners share in the value creation process. A business improvement framework has been launched to enhance and improve the performance of our core operations. The plan is designed to achieve a range of specific five-year targets:

•	a reduction in accident rates;

•	an improvement in productivity;

•	a reduction in reportable environmental incidents;

•	an increase in gold production to 6.0 million ounces;

•	a reduction in real unit costs; and

•	an increase in return on capital to above 15%.

•	Safety & Health. Safety is our first value, which is reflected in all leadership behaviors and is the foundation on which we build all value enhancing processes in the business.

•	Managing Costs. We intend to manage our input costs taking into account revenues in order to protect margins and returns on capital employed. In particular:

•	Our development strategies will be applied with the objective of maintaining operating margins over time and within the respective life cycle of assets. Initiatives include reviewing mining practices with appropriate interventions to improve them, both at underperforming operations and at other operations where there is potential to improve performance further; and

•	We endeavor to maintain core business costs below mean industry costs to ensure appropriate downside risk on cash flow and returns in a volatile price environment. These initiatives include our global procurement efforts.

•	Revenues. We seek to ensure that we extract full value from our products by maximizing our revenue through the following initiatives:

•	We are currently committed to reducing our hedge book (we reduced our hedge commitments by 6.83 million ounces from 11.28 million ounces as of December 31, 2007 to 4.45 million ounces as of July 25, 2009) in order that our shareholders benefit in gold price upside. For additional information regarding our hedge book reduction in 2009, including the accounting impact, see “— Recent Developments — Hedge Book Reduction” below; and

•	Where possible and appropriate, we support the beneficiation of our products, so as to enhance value creation opportunities.

Portfolio Optimization and Capital Deployment.  We also seek to optimize our operations through effective capital deployment and asset management, supported by world class processes and skills, which encompass good safety standards.

•	Optimizing Capital Deployment. We seek to allocate capital to leverage maximum value and returns from existing assets and growth opportunities. We review and rank internally each asset as part of the annual business planning process with the goal of most efficiently and effectively deploying capital across our existing assets.

•	Asset Management. We are developing a management framework that will seek to ensure that maximum value is attained from each asset in our portfolio. We have developed a “pathway to value” and framework to highlight the key value drivers and opportunities at each of our operations. Value optimization opportunities will be identified across the spectrum of scoping potential (exploration), operating strategy and optimization, incorporating ore body capability, mining methods and design and operating performance. These strategies are to be developed through best practices with the aim of achieving an optimal output.

Growing the Business.  We seek to further enhance shareholder value by:

•	Leveraging our current ground holdings and asset positions through greenfields exploration and brownfields exploration and development;

•	Selectively pursuing merger and acquisition opportunities; and

•	Maximizing the value of other commodities within our existing and developing asset portfolio.

•	Greenfields and Brownfields Exploration and Development. We prioritize organic growth through greenfields exploration and brownfields exploration and development leveraging our current ground holding and asset position as the most value efficient path to growth. During 2009, greenfields exploration activities are being undertaken in six regions or countries: the Americas (including Canada and Colombia), Australia, South East Asia (including China and the Phillipines), Sub-Saharan Africa (including Gabon and the Democratic Republic of Congo, or DRC), Russia and the Middle East/North Africa. Brownfields exploration and/or brownfields development is currently underway at all of our operations.

Recent significant greenfields exploration successes include:

•	Colombia. In Colombia, we have developed a “3 level participation model” comprising our own exploration initiatives, exploration joint ventures with established players and equity positions in other exploration companies that are also active in Colombia. Our land holding position in Colombia, which includes tenements held and under application and including tenements held with our joint venture partners, is approximately 61,700 square kilometers. Our exploration initiatives in Colombia include our wholly-owned La Colosa deposit as well as the Gramalote joint venture with B2Gold.

•	Australia. The Tropicana Joint Venture in which we hold a 70% interest covers approximately 12,500 square kilometers and is located to the east and northeast of Kalgoorlie in Western Australia. Together with ongoing exploration, a pre-feasibility study was completed for Tropicana in the second quarter of 2009 and the favorable outcome of this study has resulted in a decision to proceed with a feasibility study. Upon the conclusion of the feasibility study a decision will be taken for the development of an open-pit mining operation at Tropicana. Tropicana is estimated to produce between 330,000 and 410,000 ounces per annum (70% of which is attributable to us) over its life, which is currently estimated to be ten years commencing in 2013. Reconnaissance exploration drilling is also continuing in parallel within the remaining area of the Tropicana Joint Venture.

•	DRC. Exploration activities undertaken in the Concession 40 tenement include the advancement of resource delineation drilling on the known mineralization at the Mongbwalu deposit and drill testing of certain highest priority regional targets as well as other exploration within the Concession 40 tenement. A conceptual economic study for the Mongbwalu deposit was completed in 2007. The findings of the DRC Mineral Review Commission have resulted in our engaging with the DRC government to seek resolution and secure the rights to Concession 40. We have reached agreement with the DRC government and L’Office des Mines d’Or de Kilo-Moto (the DRC state gold mining company and shareholder with us in our concession) and we are awaiting formal notification of our agreement from the office of the Prime Minister of the DRC. We are also currently in the process of preparing revised agreements for our Concession 40 in accordance with the DRC mining code.

We intend to leverage our “first mover” positions in greenfields exploration, with the focus on building coherent regional portfolios, while continuing to access our land positions utilizing, where possible, the “3 level participation model” as successfully implemented in Colombia.

Brownfields exploration, which is aimed at identifying ounces for production at or around existing mines, is being undertaken around all of our current operations. In 2008, the most successful brownfields exploration results from our existing programs were achieved in Ghana, the United States, Australia, Guinea and South Africa.

In 2009, total exploration expenditure is budgeted to be approximately $179 million, of which approximately $94 million is budgeted to be spent on greenfields exploration and approximately $34 million is budgeted to be spent on brownfields exploration and $51 million is budgeted to be spent on feasibility studies. In 2008, total exploration expenditure amounted to $183 million, of which $76 million was spent on greenfields exploration, $87 million was spent on brownfields exploration and the balance of $20 million was spent on feasibility studies.

Current key brownfields development initiatives approved or under consideration include the following projects:

•	Mponeng Ventersdorp Contact Reef, or VCR, below 120 Level project (South Africa): Approved in February 2007, this project entails exploiting the VCR ore reserves and mineral resources located below 120 Level at Mponeng and is estimated to recover 2.7 million ounces of gold with first production scheduled for 2013 and full production in 2015;

•	Mponeng Carbon Leader Reef, or CLR, below 120 Level project (South Africa): A study is in progress to exploit the CLR ore reserves and mineral resources located below 120 level at Mponeng. Initial estimates are that 10.6 million ounces of gold could be recovered from this project, which we anticipate will be developed in the medium term.

•	Moab Khotsong phase II (Zaaiplaats) (South Africa): A study is underway on the optimal extraction of the ore body within the lower mine area of Moab Khotsong which, if developed, will further extend the life of this operation;

•	Cerro Vanguardia (Argentina): A study for underground mining beneath certain of the existing open pits at Cerro Vanguardia is ongoing. Development is anticipated to commence in the fourth quarter of 2009 with production scheduled to commence from 2010. It is estimated that 560,000 ounces of gold and 6.3 million ounces of silver could be recovered from these operations over the remaining life of mine. In addition to this project, the previous study that considered the treatment of low-grade resources via heap-leach techniques will be reviewed and updated. It is estimated that this heap-leach project, if approved and developed, will increase Cerro Vanguardia’s gold production by around 25,000 ounces per annum;

•	Córrego do Sítio (including the São Bento mine) (Brazil): The Córrego do Sítio underground sulfide project continues and it is estimated that this project will produce 90,000 ounces of gold annually with full production scheduled to begin in 2012. The acquisition of the São Bento mine, completed in December 2008, has the potential to double the scale and enhance the feasibility of the Córrego do Sítio Project;

•	Lamego (Brazil): Lamego is expected to produce 345,000 ounces of gold over the next nine years with production having commenced from mid-2009. The ore mined at Lamego will be treated at the Cuiaba mine, the capacity of which was recently expanded;

•	Obuasi and Obuasi Deeps (Ghana): Brownfields exploration and studies for the exploitation of the vast ore body below 50 level at Obuasi continue, in addition to business improvement initiatives and other mine design and operating plans to establish sustained improvements in operational performance and efficiencies in existing operations at Obuasi. Also at Obuasi, the tailings sulfide plant project, which entails the construction of a flotation circuit to enable the treatment of lower grade underground sulfide ore than the ore that is being treated at the existing sulfide treatment plant as well as the treatment of low grade surface stockpilings and tailings, is currently being completed.

•	Siguiri (Guinea): In addition to brownfields exploration to convert mineral resources to ore reserves, a second gravity concentrator and de-gritting facilities are currently being installed to increase gold recovery and increase throughput.

•	Navachab (Namibia): A dense media separation plant is to be incorporated into the mine’s processing facilities. This is expected to substantially increase gold production at Navachab from 2010; and

•	Mine Life Extension projects at Cripple Creek & Victor (United States): The required permits have been granted from the State of Colorado and Teller County and construction has begun on the mine life extension project at the Cripple Creek & Victor mine, or CC&V, that includes the development of new sources of ore and an extension to the existing heap-leach facility. This project is expected to be commissioned by the end of 2011. A study is also underway for a further mine life extension project at CC&V.

In 2009, we estimate that the total cost to continue to fund our existing development projects, including those key projects listed above, will be approximately $281 million out of total capital expenditure estimated for 2009 of $894 million (excluding capital expenditure related to the interest we held in the Boddington Gold Mine and estimated assuming the following average exchange rates: $1.00 = R8.10, A$1.00 = $0.75, $1.00 = BRL2.10 and $1.00 = Argentinean pesos 3.64).

•	Mergers and Acquisitions. We intend to continue to pursue value accretive acquisition opportunities with a view to enhancing our ground holding asset positions and our regional presence as well as achieving further growth in our business. Recent acquisitions have included Golden Cycle Gold Corporation, or GCGC, which owned a 33.33% interest in CC&V (now wholly-owned) and São Bento Gold Company Limited and its wholly-owned subsidiary São Bento Mineração (which holds the São Bento mine that is situated adjacent to, and is intended to be developed as part of, Córrego do Sítio). We have also announced our intention to acquire a 50% joint venture interest in Moto Goldmines Limited, or Moto, which is conditional upon the successful closing of the proposed acquisition of Moto by Randgold Resources Limited, or Randgold Resources. For more information on our proposed acquisition of Moto, see “— Recent Developments — Proposed acquisition of interest in Moto Goldmines Limited and Joint Venture with Randgold Resources Limited”.

•	Other Commodities. We produce uranium, silver and sulfuric acid as byproducts of our existing gold production. We are increasing our uranium production with the upgrade of our existing uranium plant located at our Vaal River operations in South Africa, which upgrade will be commissioned in 2009, as well as the ramp up of gold production at Moab Khotsong (with a similar increase and ramp up of uranium production from this mine). Other uranium producing initiatives, including a possible new uranium plant located at our Kopanang mine (as part of our Vaal River Operations), are under consideration.

Recent Developments

Proposed Acquisition of Interest in Moto Goldmines Limited and Joint Venture with Randgold Resources Limited.  On July 16, 2009, we entered into a series of agreements with Randgold Resources (which we refer to as the Moto Acquisition Agreements). Upon the closing of Randgold Resources’ proposed cash and stock offer for 100% of the issued share capital and outstanding options and warrants of Moto Goldmines Limited, or Moto (to be implemented pursuant to a statutory plan of arrangement under Canadian law), the Moto Acquisition Agreements would result in us acquiring an indirect 50% interest in Moto for consideration of $244 million in cash, plus a 50% share in certain other transaction related liabilities and expenses.

At the same time, we and Randgold Resources will form a joint venture for the development and operation of the Moto gold project, located in the DRC. Moto owns a 70% joint venture interest in the Moto gold project, which is at an advanced exploration stage. Moto has reported (as published by Moto on March 2, 2009) a JORC compliant ore reserve of approximately 5.5 million ounces of gold for the Moto gold project (100%). The other 30% joint venture interest in the Moto gold project is owned by Offices des Mines d’Or de Kilo-Moto, a DRC state-owned gold company. Under the terms of the joint venture agreement, Randgold Resources will be appointed as operator of the project.

On August 5, 2009, we announced that Moto had entered into an arrangement agreement with Randgold Resources to implement the proposed acquisition of Moto by Randgold Resources. In addition, on August 5, 2009, the board of Moto unanimously recommended the proposed acquisition by Randgold Resources to its shareholders.

Our agreement to acquire the joint venture interest in Moto is subject to the completion of the acquisition of Moto by Randgold Resources, which is subject to, among other things, approval of the plan of arrangement by a 66 2/3% majority of Moto’s shareholders, which is expected to be sought by Randgold Resources in early October 2009. If the plan of arrangement is approved by Moto’s shareholders in October, we expect that the Moto acquisition will be completed in the fourth quarter of 2009. If the Moto acquisition is not consummated, we will use the net proceeds of the sale of ordinary shares under this prospectus supplement (whether in the form of ordinary shares or ADSs) for general corporate purposes.

Sale of Boddington Joint Venture Interest.  On June 26, 2009, we completed the sale of our indirect 33.33% joint venture interest in the Boddington Gold Mine in Western Australia to Newmont Mining Corporation, or NMC, for an aggregate consideration of up to approximately $1.1 billion. At the date of completion, we:

•	received $750 million;

•	were reimbursed AUD225 million for all contributions that we have made to the joint venture from January 1, 2009; and

•	paid NMC $8 million in respect of NMC’s share of working capital as at January 1, 2009.

In addition to the amounts described above, we will receive the following amounts from NMC as consideration for the sale of Boddington:

•	a deferred payment of $240 million due at the end of 2009, payable in cash or in freely tradable NMC shares at the option of NMC; and

•	royalty payments of up to $100 million payable quarterly from after mid-2010, subject to the project achieving a cash cost margin in excess of $600 per ounce.

As at December 31, 2008, Boddington’s attributable ore reserves were 6.68 million ounces.

Sale of Tau Lekoa Mine.  On February 17, 2009, we announced that we had agreed to sell, with effect from January 1, 2010, the Tau Lekoa mine together with the adjacent Weltevreden, Jonkerskraal and Goedgenoeg project areas to Simmer & Jack Mines Limited, or Simmers, for an aggregate consideration of:

•	R600 million less an offset up to a maximum of R150 million for unhedged free cash flow (net cash inflow from operating activities less stay-in-business capital expenditure) generated by the Tau Lekoa mine in the period between January 1, 2009 and December 31, 2009, as well as an offset for unhedged free cash flow generated by the Tau Lekoa mine in the period between January 1, 2010 and the effective date of the transaction. Consequently, we will retain all unhedged free cash flow generated from the Tau Lekoa mine for the year ending December 31, 2009 greater than

R150 million. Simmers will endeavor to settle the transaction consideration (R600 million less the offsets referred to above) entirely in cash; however, Simmers may issue to us ordinary shares in Simmers up to a maximum value of R150 million with the remainder payable in cash; and

•	a royalty, determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa mine and any operations as developed at Weltevreden and Goedgenoeg. The royalty will be payable quarterly for each quarter commencing from January 1, 2010 until the total production from the assets upon which the royalty is paid is equal to 1.5 million ounces and provided that the average quarterly rand price of gold is equal to or exceeds R180,000/kg (in January 1, 2010 terms).

The effective date of the transaction will occur on the later of January 1, 2010 or the first day in the calendar month following the fulfilment of all conditions precedent to the transaction. We will continue to operate Tau Lekoa with appropriate joint management arrangements with Simmers until the effective date. In addition, following the effective date, Simmers will treat all ores produced from the assets at its own processing facilities. As a result, we will have increased processing capacity available, allowing for the processing of additional material sooner from our other Vaal River mines and surface sources, thereby further accelerating cash flow from these other operations.

As at December 31, 2008, Tau Lekoa’s ore reserves were 0.17 million ounces.

Sale by Anglo American plc of its Remaining Interest in AngloGold Ashanti.  During the period January 1, 2009 through February 25, 2009, Anglo American plc, or AA plc, sold approximately 4.9% (17,263,901 shares) of the outstanding ordinary shares in AngloGold Ashanti, and on March 17, 2009, AA plc announced that it had sold its remaining 11.3% (39,911,282 shares) interest in AngloGold Ashanti to investment funds managed by Paulson & Co Inc.

Recent Financial Results and Production and Cost Outlook

First Half Financial and Operating Results.  In the six months ended June 30, 2009, we had an attributable production (including joint ventures) of approximately 2.23 million ounces of gold, a decrease of approximately 9% compared to the first half of 2008. The decrease in production was mainly due to safety related stoppages at Kopanang, panels with high seismic ratings being stopped at TauTona, lower grades at Mponeng and the premature intersection of geological structures, an underground fire and subsequent stoppages at Great Noligwa and lower grades mined and processed at Geita, Sigiuri, Morila, Sadiola and Sunrise Dam. These decreases were partially offset by increases in production at Moab Khotsong and the surface operations in South Africa and at Obuasi. Net income for the first half of 2009 was $230 million compared to a net loss of $271 million in the first half of 2008.

For more detailed information regarding our financial and operating results for the first half of 2009, please see the 2009 Second Quarter Report incorporated by reference in this prospectus.

Hedge Book Reduction.  During July 2009, we continued executing on our previously communicated board approved strategy to reduce our outstanding gold derivatives position which resulted in our decision to accelerate the settlement of certain outstanding gold derivative positions. These accelerated settlements, together with the normal scheduled deliveries and maturities of other gold derivatives positions during the second quarter, reduced the total committed ounces from 5.84 million ounces as at March 31, 2009, the end of the first quarter, to 4.45 million ounces as at July 25, 2009 (the date the accelerated settlements were completed). The accelerated settlements were funded from cash on hand, resulting in a net cash outflow of approximately $797 million during July 2009, which will be reflected in our financial statements for the nine months ending September 30, 2009.

Our total committed ounces are projected to approximate 4.1 million ounces as at December 31, 2009, resulting in us meeting our broader hedge reduction target for 2010 a year ahead of schedule and eliminating steeply discounted spot prices that would have been reflected in our product sales in years 2010, 2011 and 2012. As a result of ordinary course settlement of obligations, the committed ounces are projected to decrease by approximately 0.8 million ounces a year from 2010, and are currently projected to close-out, except for 29,000 ounces, by the end of 2014. We estimate that we will realize a discount of approximately 7% off the gold spot price over 2010 to 2014, assuming a $950 per ounce spot price in real terms.

The majority of the gold derivative positions affected by the above mentioned accelerated settlements were previously designated as normal purchase and sale exempted, or NPSE, contracts, allowing them to be accounted for off balance sheet in prior periods. However, as a result of the accelerated cash settlement of certain of the NPSE contracts during July 2009, the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, question the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. As we will continue to consider alternatives to reduce our outstanding gold derivatives position in future periods including, where appropriate, the accelerated settlement of contracts previously qualifying for the NPSE designation, management concluded, in accordance with SFAS 133, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement each period.

Based on the fair values of our portfolio of NPSE contracts as at June 30, 2009, the income statement impact of this accelerated settlement and related re-designation is estimated to approximate $1.0 billion during July 2009, of which approximately $0.5 billion remained unrealized as of July 25, 2009. The effects of the accelerated settlement and related re-designation, including the recording of the changes in the fair value of the re-designated contracts during August and September 2009, will be reflected in our financial statements for the nine months ending September 30, 2009.

Full Year Production and Cost Outlook.  For the full year 2009, we expect gold production to be 4.7 million to 4.8 million ounces. Unit cash costs under IFRS, which may differ from those under U.S. GAAP, for the full year 2009 are expected to be approximately 8% higher than in 2008 based on the following average exchange rate assumptions: $1.00 = R8.10, A$1.00 = $0.75, $1.00 = BRL2.10 and $1.00 = Argentinean pesos 3.64, or approximately 11% higher than in 2008 based on the following exchange rate assumptions: $1.00 = R7.50, A$1.00 = $0.75, $1.00 = BRL2.10 and $1.00 = Argentinean pesos 3.64.

Our production outlook is subject to, among other things, unplanned stoppages and safety-related interventions which may affect production, as well as potentially lower than expected production from the leach pad at CC&V. In addition, in light of recent volatility in foreign exchange rates and the sensitivity of our cash costs to foreign exchange rates, our outlook on cash costs should be regarded as indicative. See “Note Regarding Forward-Looking Statements”.

Summary Operating Data

In accordance with the preferred position of the SEC, based on the estimated average of gold price and average exchange rates $1.00=ZAR7.20 and A$1.00=0.83 for the three years ended December 31, 2008 which yields gold prices of around $730 per ounce and our proved and probable ore reserves have been determined to be 73.5 million ounces as at December 31, 2008 (including our 33.33% joint venture interest in the Boddington Gold Mine, which we sold effective June 26, 2009). During the course of 2008, consistent with our intention to audit the ore reserves at all of our operations on the basis that the ore reserves at all operations are reviewed over any three-year period, we conducted an audit of our reported reserves in respect of seven of our operations. The audit identified no material shortcomings in the process by which our reserves were evaluated. The audit of ore reserves for those operations selected for review during 2009 is currently in progress.

Presented in the table below are selected operating data for us for each of the three years ended December 31, 2006, 2007 and 2008 and the six months ended June 30, 2008 and 2009.

				Six months ended
	Year ended December 31			June 30
	2006	2007	2008	2008	2009

Total attributable gold production (000 ounces)(1)	5,635	5,477	4,982	2,450	2,230
Total cash costs ($ per ounce)(1)(2)	321	367	465	n/a	n/a
Total production costs ($ per ounce)(1)(2)	452	504	592	n/a	n/a
Production costs ($ million)	1,539	1,917	2,159	948	955
Capital expenditure ($ million)(1)	817	1,059	1,239	561	502

(1)	Including equity accounted joint ventures for management reporting purposes.

(2)	“Total cash costs per ounce” and “total production costs per ounce” have been determined using industry standards promulgated by the Gold Institute and are not measures under U.S. GAAP. We believe that total cash costs and total production costs per ounce, expressed in the aggregate or on a mine-by-mine basis, are useful indicators to investors and management of a mine’s performance because they provide:

•	an indication of profitability, efficiency and cash flows;

•	the trend in costs as the mining operations mature over time on a consistent basis; and

•	an internal benchmark of performance to allow for comparison against other mines, both within our group and of other gold mining companies.

However, an investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with U.S. GAAP either in this document or in any document incorporated by reference herein.

A reconciliation of total cash costs per ounce and total production costs per ounce to production costs in accordance with U.S. GAAP for the years ended December 31, 2006, 2007 and 2008 is presented in “Reconciliation of Total Cash Costs and Total Production Costs to Financial Statements”.

We do not report total cash costs per ounce or total production costs per ounce derived from our U.S. GAAP results on a quarterly basis.

Summary Financial Data

The summary financial information set forth below for the years ended December 31, 2006, 2007 and 2008 and as at December 31, 2007 and 2008 has been derived from, and should be read in conjunction with, the U.S. GAAP financial statements included in our Form 20-F for the year ended December 31, 2008 incorporated by reference in this prospectus supplement. The summary financial information for the years ended December 31, 2004 and 2005 and as at December 31, 2004, 2005 and 2006 has been derived from the U.S. GAAP financial statements not included or incorporated by reference herein. The summary financial information for the six months ended June 30, 2008 and 2009 and as at June 30, 2009 has been derived from, and should be read in conjunction with, the unaudited condensed consolidated U.S. GAAP financial statements included in our report on Form 6-K submitted to the SEC on August 28, 2009 incorporated by reference in this prospectus supplement, which condensed consolidated financial statements management believes include all adjustments necessary for a fair presentation of the results of operations and financial condition for those periods and which do not include a full set of related notes, as would be required under U.S. GAAP.

						Six months ended
	Year ended December 31,					June 30,
	2004(1)(2)	2005	2006	2007(3)	2008(4)	2008	2009
						(unaudited)	(unaudited)
	(In $ millions, except per share amounts)

Consolidated statement of income
Sales and other income	2,151	2,485	2,715	3,095	3,730	1,908	1,501

Product sales(5)	2,096	2,453	2,683	3,048	3,655	1,886	1,441
Interest, dividends and other	55	32	32	47	75	22	60

Costs and expenses	2,176	2,848	2,811	3,806	4,103	2,020	1,148

Operating costs(6)	1,517	1,842	1,785	2,167	2,452	1,112	1,084
Royalties	27	39	59	70	78	42	36
Depreciation, depletion and amortization	445	593	699	655	615	300	285
Impairment of assets	3	141	6	1	670	—	—
Interest expense	67	80	77	75	72	40	57
Accretion expense	8	5	13	20	22	12	8
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(14)	(3)	(36)	10	(64)	(47)	(83)
Mining contractor termination costs	—	9	—	—	—	—	—
Non-hedge derivative loss/(gain)	123	142	208	808	258	561	(239)

(Loss)/income from continuing operations before income tax, equity income, noncontrolling interests and cumulative effect of accounting change	(25)	(363)	(96)	(711)	(373)	(112)	353
Taxation benefit/(expense)	132	121	(122)	(118)	(22)	(67)	(154)
Equity income/(loss) in affiliates	23	39	99	41	(149)	(89)	44

Income/(loss) from continuing operations before cumulative effect of accounting change	130	(203)	(119)	(788)	(544)	(268)	243
Discontinued operations	(11)	(44)	6	2	23	23	—

Income/(loss) before cumulative effect of accounting change	119	(247)	(113)	(786)	(521)	(245)	243
Cumulative effect of accounting change	—	(22)	—	—	—	—	—

Net income/(loss)	119	(269)	(113)	(786)	(521)	(245)	(243)
Net income attributable to noncontrolling interests	(22)	(23)	(29)	(28)	(42)	(26)	(13)

Net income/(loss) — attributable to ordinary stockholders	97	(292)	(142)	(814)	(563)	(271)	230

						Six months ended
	Year ended December 31,					June 30,
	2004(1)(2)	2005	2006	2007(3)	2008(4)	2008	2009
						(unaudited)	(unaudited)
	(In $ millions, except per share amounts)

Other financial data
Basic earnings/(loss) per ordinary share (in $)(7)
From continuing operations	0.43	(0.85)	(0.54)	(2.93)	(1.86)	(1.05)	0.65
Discontinued operations	(0.04)	(0.17)	0.02	0.01	0.07	0.08	—

Before cumulative effect of accounting change	0.39	(1.02)	(0.52)	(2.92)	(1.79)	(0.97)	0.65
Cumulative effect of accounting change	—	(0.08)	—	—	—	—	—

Net income/(loss) — attributable to ordinary stockholders	0.39	(1.10)	(0.52)	(2.92)	(1.79)	(0.97)	0.65

Diluted earnings/(loss) per ordinary share (in $)(7)
From continuing operations	0.42	(0.85)	(0.54)	(2.93)	(1.86)	(1.05)	0.64
Discontinued operations	(0.04)	(0.17)	0.02	0.01	0.07	0.08	—

Before cumulative effect of accounting change	0.38	(1.02)	(0.52)	(2.92)	(1.79)	(0.97)	0.64
Cumulative effect of accounting change	—	(0.08)	—	—	—	—	—

Net income/(loss) — attributable to ordinary stockholders	0.38	(1.10)	(0.52)	(2.92)	(1.79)	(0.97)	0.64

Dividend per ordinary share (cents)	76	56	39	44	13	7	5

	As at December 31,					As at
	2004(1)(2)	2005	2006	2007(3)	2008(4)	June 30, 2009
						(unaudited)
	(In $ millions, except share and per share amounts)

Consolidated balance sheet data (as at period end)
Cash and cash equivalents and restricted cash	302	204	482	514	619	2,368
Other current assets	1,115	1,197	1,394	1,599	2,328	1,809
Property, plant and equipment, deferred stripping, and acquired properties, net	6,654	6,439	6,266	6,807	5,579	5,990
Goodwill and other intangibles, net	591	550	566	591	152	167
Materials on the leach pad (long-term)	22	116	149	190	261	296
Other long-term assets, derivatives, deferred taxation assets and other long-term inventory	712	607	656	680	512	556

Total assets	9,396	9,113	9,513	10,381	9,451	11,186

Current liabilities	1,469	1,874	2,467	3,795	3,445	3,350
Provision for environmental rehabilitation	209	325	310	394	302	335
Deferred taxation liabilities	1,518	1,152	1,275	1,345	1,008	1,136
Other long-term liabilities, and derivatives	2,295	2,539	2,092	2,232	1,290	2,299
Equity(8)	3,905	3,223	3,369	2,615	3,406	4,066

Total liabilities and equity	9,396	9,113	9,513	10,381	9,451	11,186

Capital stock (exclusive of long-term debt and redeemable preferred stock)	10	10	10	10	12	12
Number of ordinary shares as adjusted to reflect changes in capital stock	264,462,894	264,938,432	276,236,153	277,457,471	353,483,410	354,241,602
Net assets	3,905	3,223	3,369	2,615	3,406	4,066

(1)	Includes the results of operations and financial condition of Ashanti as of April 26, 2004.

(2)	Excludes the results of operations and financial condition of the Freda-Rebecca mine sold with effect from September 1, 2004.

(3)	Includes the acquisition of 15% minority interest acquired in the Iduapriem and Terebie mine with effect from September 1, 2007.

(4)	2008 results include the acquisition of the remaining 33% shareholding in the Cripple Creek & Victor Gold Mining Company with effect from July 1, 2008. In prior years, the investment was consolidated as a subsidiary. The 2008 treatment is therefore consistent with that of prior years.

(5)	Product sales represent revenue from the sale of gold.

(6)	Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, research and development, employment severance costs and other.

(7)	The calculations of basic and diluted earnings/(loss) per common share are described in note 9 to the consolidated financial statements “(loss)/earnings per common share” found in our Form 20-F. Amounts reflected exclude E Ordinary shares.

(8)	Includes noncontrolling interests.

      For further information regarding footnotes (1) through (4) see “Item 4A. History and development of the company” of our Form 20-F.

Offering Summary

We are offering an aggregate of 7,773,956 of our ordinary shares, whether in the form of ordinary shares or ADSs. The public offering price per ordinary share is ZAR      and the public offering price per ADS is $      .

The following sets forth the expected proceeds of the offering to us before expenses:

	Per ADS	Total(1)

Initial price to investors	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

(1)	Assuming all ordinary shares offered hereby are sold in the form of ADSs.

The CUSIP number for the ordinary shares is 035128206.

Delivery of the ordinary shares is expected to occur on          , 2009.

We intend to use the net proceeds of such sale to finance the consideration for our 50% interest in Moto as provided in the Moto Acquisition Agreements, which is expected to be approximately $244 million, and our 50% share of certain other liabilities and expenses directly related to the acquisition. Pending such use, we intend to reduce our short-term borrowing and the borrowings outstanding on our revolving credit facility.

We have agreed with the underwriter not to offer or sell any of our ordinary shares and securities that are substantially similar to our ordinary shares, including any securities that are convertible or exchangeable into our ordinary shares, for a period of 30 days after the date of this prospectus supplement (subject to certain exceptions) as set forth in the section under the caption “Underwriting” on page S-46.

The ordinary shares referred to herein have not been registered with any state or national securities regulator in any country (including the Republic of South Africa or the United Kingdom) other than the United States. Investors outside the United States should note the selling restrictions listed on pages S-47 to S-50 and act accordingly.

RISK FACTORS

This section describes some of the risks that could materially affect an investment in the ordinary shares being offered. You should read these risk factors in conjunction with the detailed discussion of risk factors starting on page 15 in our Form 20-F, and those identified in our future filings with the SEC, incorporated herein by reference. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks related to the gold mining industry generally

Global economic conditions could adversely affect the profitability of our operations.

Our operations and performance depend significantly on worldwide economic conditions. The current turmoil affecting the banking system and financial markets has resulted in major financial institutions consolidating or going out of business, the tightening of credit markets, significantly lower liquidity in most financial markets, and extreme volatility in fixed income, credit, currency and equity markets. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining or negative economic growth and uncertainty regarding corporate earnings.

These disruptions in the financial markets and the global economic downturn may have follow-on effects on our business. For example:

•	the insolvency of key suppliers could result in a supply chain break-down;

•	the failure or potential failure of hedging and derivative counterparts and other financial institutions may negatively impact our results of operations and financial condition;

•	other income and expense could vary materially from expectations depending on gains or losses realized on the sale or exchange of financial instruments and impairment charges may be incurred with respect to our investments;

•	other amounts realized in the future on our financial instruments could differ significantly from the fair values currently assigned to them;

•	our defined benefit pension fund may not achieve expected returns on our investments, which could require us to make substantial cash payments to fund any resulting deficits;

•	the absence of available credit may make it more difficult for us to obtain, or may increase the cost of obtaining finance for our operations; and

•	a credit downgrading of companies, including AngloGold Ashanti, could adversely affect our ability to raise new financing and could also impact the market value of our securities.

Uncertainty regarding current global economic conditions may also increase the volatility of the market value of our securities.

Commodity market price fluctuations could adversely affect the profitability of our operations.

We predominately sell gold as our main product, but also some silver and uranium. The market prices for these commodities fluctuate widely. These fluctuations are caused by numerous factors beyond our control. Causes of gold price fluctuations include the following:

•	speculative positions taken by investors or traders in gold;

•	changes in the demand for gold as an investment;

•	changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;

•	changes in the supply of gold from production, disinvestment, scrap and hedging;

•	financial market expectations regarding the rate of inflation;

•	the strength of the US dollar (the currency in which the gold price trades internationally) relative to other currencies;

•	changes in interest rates;

•	actual or expected gold sales by central banks and the International Monetary Fund;

•	gold hedging and de-hedging by gold producers;

•	global or regional political or economic events; and

•	the cost of gold production in major gold-producing nations in which we have operations, such as South Africa, the United States and Australia.

The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of aboveground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the current significant instability in the financial markets may continue to heighten these fluctuations.

The market price of gold has experienced significant volatility in recent months. For example, during the fourth quarter of 2008, the gold price traded from a high of $918 per ounce to a low of $693 per ounce. On August 28, 2009, the afternoon fixing price of gold on the London Bullion Market was $955.50 per ounce. A sustained period of significant gold price volatility may adversely affect our ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions.

In addition to the spot price of gold, a portion of our gold sales is determined at prices in accordance with the various hedging contracts that we have entered into, or may enter into, with various gold hedging counterparts.

If revenue from gold sales falls below the cost of production for an extended period, we may experience losses and be forced to curtail or suspend some or all of our capital projects or existing operations, particularly those operations having operating costs that are flexible to such short- to medium term curtailment or closure, or change our dividend payment policies. In addition, we would have to assess the economic impact of low gold prices on our ability to recover any losses that may be incurred during that period and on our ability to maintain adequate cash reserves.

The profitability of our operations, and the cash flows generated by these operations, are significantly affected by the fluctuations in input production prices, many of which are linked to the prices of oil and steel.

Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives and tires, which are used in mining operations form a relatively large part of the operating costs of any mining company. The cost of these consumables is linked to some degree to the price of oil. The price of oil has been extremely volatile in recent months, reaching a high of approximately $147 per barrel and a low of approximately $44 per barrel in 2008 and a high for 2009 of approximately $76 on August 7, 2009.

We have estimated that for each $1 per barrel rise in the oil price, the average cash costs of all our operations increases by approximately $0.50 per ounce with the cash costs of certain of our mines, which are more dependent on fuel, being more sensitive to changes in the price of oil.

Furthermore, the cost of steel, which is used in the manufacture of most forms of fixed and mobile mining equipment, is also a relatively large contributor to the operating costs and capital expenditure of a mining company.

Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable.

We have no influence over the price of fuel, chemical reagents, explosives, steel and other commodities used in our mining activities.

Our operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, heavy mining equipment and metallurgical plant.

Due to the significant increase in the world’s demand for commodities in recent years, the global mining industry has experienced an increase in production capacity both in terms of expansions at existing, as well as the development of new, production facilities. There are recent indications however that this trend has now changed with a decline in demand for most commodities from August 2008 levels, although this trend may reverse and commodity prices have risen in recent months.

This increase in production capacity expansion has taken place, in certain instances, without a matching increase in the capacity for production of certain strategic spares, critical consumables and mining and processing equipment used to operate and construct mining operations, resulting in shortages of, and an increase in the lead times to deliver, these items.

In particular, AngloGold Ashanti and other gold mining companies have experienced shortages in critical consumables such as tires for mobile mining equipment, underground support, as well as certain critical spares for both mining equipment and processing plants including, for example, gears for the ball-mills. In addition, we have experienced an increase in delivery times for these and other items.

These shortages have also resulted in unanticipated increases in the price of certain of these and other items. Shortages of critical spares, consumables and equipment result in production delays and production shortfalls. Increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.

While the recent decline in demand for most commodities may alleviate shortages of, and delivery times for, strategic spares, critical consumables, heavy mining equipment and metallurgical plant, AngloGold Ashanti and other gold mining companies, individually, have limited influence over manufacturers and suppliers of these items. In addition, the supply chain for these items could be disrupted by global economic conditions. If we experience shortages, or increased lead times in delivery of strategic spares, critical consumables, heavy mining and certain processing equipment, our results of operations and our financial condition could be adversely affected.

Mining companies face many risks related to their operations (including their exploration and development activities) that may adversely affect their cash flows and overall profitability.

Uncertainty and cost of mineral exploration and acquisitions Exploration activities are speculative and are often unproductive. These activities also often require substantial expenditure to:

•	establish the presence, and to quantify the extent and grades (metal content), of mineralized material through exploration drilling;

•	determine appropriate metallurgical recovery processes to extract gold from the ore;

•	estimate ore reserves;

•	undertake feasibility studies and to estimate the technical and economic viability of the project; and

•	construct, renovate or expand mining and processing facilities.

Once gold mineralization is discovered it can take several years to determine whether ore reserves exist. During this time the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs.

From time-to-time, we evaluate the acquisition of ore reserves, development properties and operating mines, either as stand-alone assets or as part of companies. Our decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions regarding the extent of ore reserves, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and our operations and how these may change in the future. Other than historical operating results, all of these parameters are uncertain and have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate ore reserves. In addition, there is intense competition for the acquisition of attractive mining properties.

As a result of these uncertainties, the exploration programs and acquisitions engaged in by us may not result in the expansion or replacement of the current production with new ore reserves or operations. This could adversely affect our results of operations and our financial condition.

Development risks

Our profitability depends, in part, on the actual economic returns and the actual costs of developing mines, which may differ significantly from our current estimates. The development of our mining projects may be subject to unexpected problems and delays.

Our decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns. These estimates are based on assumptions regarding:

•	future gold, uranium and other metal prices;

•	future foreign currency exchange rates;

•	anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•	anticipated recovery rates of gold, uranium and other metals from the ore;

•	anticipated capital expenditure and cash operating costs; and

•	the required return on investment.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are determined particularly by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tires and steel consumed in mining activities and credits from by-products. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above these uncertainties include:

•	timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	availability and cost of skilled labor, power, water and transportation facilities;

•	availability and cost of appropriate smelting and refining arrangements;

•	need to obtain necessary environmental and other governmental permits and the timing of those permits; and

•	the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of changes in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, our future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all.

Ore reserves estimation risks

There are numerous uncertainties inherent in ore reserves estimation and assumptions that are valid at the time of estimation may change significantly with new information. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change economic status of reserves and may result in the reserves being restated. Those changes could impact depreciation and amortization rates, asset-carrying values, and provisions for closedown, restoration and environmental clean-up costs.

We undertake annual revisions to our Mineral Resources and ore reserves estimates based upon actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as prevailing and forecasted gold and other by-product prices and exchange rates. Mineral Resources and ore reserves estimates are not precise calculations and are dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. These factors may result in reductions in our ore reserves estimates, which could adversely affect the life-of-mine plans and consequently the total value of our mining asset base and, as a result, have an adverse effect upon the market price of our ordinary shares and ADSs.

Production or mining industry risks

Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business, our ability to produce gold and to meet our production targets. These events include, but are not limited to:

•	environmental hazards, including discharge of metals, pollutants or hazardous chemicals;

•	industrial accidents;

•	underground fires;

•	labor disputes;

•	activities of illegal or artisanal miners;

•	mechanical breakdowns;

•	electrical power interruptions;

•	encountering unexpected geological formations;

•	unanticipated ground and water conditions;

•	unanticipated increases in gold lock-up and inventory levels at our heap-leach operations;

•	fall-of-ground accidents in underground operations;

•	failure of mining pit slopes and tailings dam walls;

•	legal and regulatory restrictions and changes to such restrictions;

•	safety-related stoppages;

•	seismic activity; and

•	other natural phenomena, such as floods or inclement weather conditions.

Seismic activity is of particular concern to the gold mining industry in South Africa mainly because of the extent and depth of mining. Despite the implementation of technology and modifications to mine layouts and support technology with a view to minimizing the incidence and impact of seismic activity, seismic events have and could cause the death of, or personal injury to, miners and other employees. Seismic activity may also cause the loss of mining equipment, damage to, or destruction of, mineral properties or production facilities, monetary losses, environmental damage and potential legal liabilities both within South Africa and elsewhere where seismic activity may be a factor. As a result, these events may have a material adverse effect on our operational results and our financial condition.

Mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate.

As a consequence of public concern about the perceived ill effects of economic globalization, business generally, and in particular large multinational corporations such as AngloGold Ashanti, face increasing public scrutiny of their activities.

These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders — including employees, communities surrounding operations and the countries in which they operate — benefit, and will continue to benefit from these commercial activities, which are also expected to minimize or eliminate any damage to the interests of those stakeholders. Such pressures tend to be applied most strongly against companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits and social spending obligations. All of these factors could have a material adverse effect on our results of operations and our financial condition.

Mining companies are subject to extensive health, safety and environmental laws and regulations.

Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are formulated to improve and to protect the safety and health of employees.

In South Africa in particular, recent fatalities in the mining industry have caused the government to introduce compulsory shutdown of operations to enable investigations into the cause of the accident. Should compliance with new standards require a material increase in expenditure or material interruptions to production, our results of operations and our financial condition could be adversely affected.

The South African Department of Minerals and Energy has embarked on an audit strategy with the primary aim of helping mines to develop programs to improve health and safety. Audits have been conducted and a number of working place compliance stoppages have occurred. These instances have had a short-term adverse impact on gold production. Future stoppages could have a similar negative impact on production.

Mining companies are also subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on producers’ ability to conduct their operations. The cost of our compliance with environmental laws and regulations has been, and is expected to continue to be, significant.

Environmental laws and regulations are continually changing and are generally becoming more restrictive. If our environmental compliance obligations alter as a result of changes in laws and regulations, or in certain assumptions we make to estimate liabilities, or if unanticipated conditions arise at our operations, our expenses and provisions would increase. If material, these expenses and provisions could adversely affect our results and financial condition.

Mining companies are required to close their operations and rehabilitate the lands that they mine in accordance with environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they become known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse effect on our financial condition.

Costs associated with rehabilitating land disturbed by the mining processes and addressing the environmental, health and community issues are estimated and financial provision made based upon information available currently. Estimates may however be insufficient and further environmental issues may be identified at any stage. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect our asset values, earnings and cash flows.

Our operations result in the emission of greenhouse gases such as carbon dioxide and methane. Currently a number of legislative and regulatory measures to address greenhouse gas emissions, including the Kyoto Protocol, are in various phases of discussion or implementation. Such measures could result in increased costs for us to: operate and maintain our mines, install new emission controls, and administer and manage any greenhouse gas emissions program.

Risks related to our operations

We face many risks related to our operations that may affect our cash flows and overall profitability.

Our level of indebtedness could adversely affect our business.

As at June 30, 2009, we had gross borrowings of approximately $2.73 billion. This level of indebtedness could have adverse effects on our flexibility to do business. For example, we may be required to utilize a large portion of our cash flow to pay the principal and interest on our debt which will reduce the amount of funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions. In addition, under the terms of our borrowing facilities from our banks, we are obliged to meet certain financial and other covenants. Our ability to continue to meet these covenants will depend upon our future financial performance which will be affected by our operating performance as well as by financial and other factors, certain of which are beyond our control.

Our level of indebtedness may make us vulnerable to economic cycle downturns, which are beyond our control, because during such downturns we cannot be certain that our future cash flows will be sufficient to allow us to pay principal and interest on our debt and also to meet our other obligations.

Should the cash flow from operations be insufficient, we could breach our financial or other covenants and may be required to seek to refinance all or part of our existing debt, use existing cash balances, issue additional equity or sell assets. We cannot be sure that we will be able to do so on commercially reasonable terms, if at all.

We use gold hedging instruments and have entered into long-term sales contracts, which may prevent us from realizing potential gains resulting from subsequent commodity price increases in the future. In the nine months ending September 30, 2009 and for the full year, our reported financial condition will be, and in future periods our reported financial condition may be, adversely affected as a result of the need to fair value all of our remaining hedge contracts.

We have used gold hedging instruments to hedge the selling price of some of our anticipated production. The use of such instruments prevents full participation in subsequent increases in the market price for the commodity with respect to covered production. Since 2001, we have been reducing our hedge commitments through hedge buy-backs (limited to non-hedge derivatives), deliveries into contracts and restructuring in order to provide greater participation in a rising gold price environment. As a result of these measures, we have, and expect to continue to have, substantially less protection against declines in the market price of gold as compared with previous years.

We continue to use gold hedging instruments to hedge the selling price of a portion of our anticipated gold production and to protect revenues against unfavorable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will do so for only a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent us from fully realizing the positive impact on income from any subsequent favorable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favorable exchange rate movements.

During July 2009, we continued executing on our previously communicated board approved strategy to reduce our outstanding gold derivatives position which resulted in our decision to accelerate the settlement of certain outstanding gold derivative positions. These accelerated settlements, together with the normal scheduled deliveries and maturities of other gold derivatives positions during the second quarter, reduced the total committed ounces from 5.84 million ounces as at March 31, 2009, the end of the first quarter, to 4.45 million ounces as at July 25, 2009 (the date the accelerated settlements were completed). The accelerated settlements were funded from cash on hand, resulting in a net cash outflow of approximately $797 million during July 2009, which will be reflected in our financial statements for the nine months ending September 30, 2009.

The majority of the gold derivative positions affected by the above mentioned accelerated settlements were previously designated as normal purchase and sale exempted, or NPSE, contracts, allowing them to be accounted for off balance sheet in prior periods. However, as a result of the accelerated cash settlement of certain of the NPSE contracts during July 2009, the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, question the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. As we will continue to consider alternatives to reduce our outstanding gold derivatives position in future periods including, where appropriate, the accelerated settlement of contracts previously qualifying for the NPSE designation, management concluded, in accordance with SFAS 133, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement each period.

Based on the fair values of our portfolio of NPSE contracts as at June 30, 2009, the income statement impact of this accelerated settlement and related re-designation is estimated to approximate $1.0 billion during July 2009, of which approximately $0.5 billion remained unrealized as of July 25, 2009. The effects of the accelerated settlement and related re-designation, including the recording of the changes in the fair value of the re-designated contracts during August and September 2009, will be reflected in our financial statements for the nine months ending September 30, 2009.

Although the hedge restructurings and reductions referred to above have significantly reduced our hedge book, a rising gold price may result in a gap between the spot price and our received price of gold for ounces still hedged, and this may continue as we close out our existing hedge positions by delivering into contracts.

Power stoppages, fluctuations and energy cost increases could adversely affect our results of operations and our financial condition. Power shortages have caused us to curtail production in recent months.

In South Africa, our mining operations are dependent upon electrical power generated by the state utility, Eskom. At the start of 2008, as a result of substantial unplanned maintenance at Eskom’s power stations, as well as higher than usual seasonal rainfall adversely impacting Eskom’s coal stockpiles, Eskom’s generating capacity was severely impaired. As a result, the incidence of power outages increased substantially to the point that, in January 2008, Eskom warned that it could no longer guarantee the availability of its supply of electrical power to the South African mining industry. Consequently, we, along with other mining companies with South African operations, were forced temporarily to suspend mining operations at our South African mines.

Following meetings between industry-wide representatives, including us, and Eskom, agreement was reached whereby mines were able to resume their power consumption to 90% of average capacity in return for Eskom guaranteeing a more normal power supply, including undertakings to more reliably warn companies when power outages may occur. Mining operations resumed later in January 2008 at our mines, and since then, power supply to the South African operations has been at 90% of average capacity. We continue to work within this constraint, and it remains our Eskom supply allocation.

Since the beginning of 2008, Eskom’s coal stockpile days has increased to 35 days of total demand and national electricity demand has declined by approximately 2%. This has resulted in a capacity buffer within which Eskom is currently operating. However, we cannot give assurance that power supply to our South African operations will not experience future interruptions as the South African economic situation further improves, thereby potentially increasing the demand on the national grid system in South Africa.

At present, Eskom’s proposed Power Conservation Program, or PCP, rules are subject to an ongoing consultative process, which could be finalized before the end of 2009. The impact of the PCP is such that should we not be able to meet the designated energy allocations constraints as determined from baseline consumptions over the 2006/2007 period, punitive measures will be invoked which could have a significant impact on energy costs. We have in the past applied for additional energy allocations, in lieu of previous energy efficiencies achieved since 2005, which were granted. In addition, additional energy efficiency projects are ongoing to further reduce our energy requirements with a view to ensuring that the energy allocation thresholds per the PCP will be achieved. Should we be unable to achieve our production or cost targets due to the proposed power constraints, any additional power outages or any power tariff increases, or should penalties be imposed in accordance with the proposed PCP rules, then our future profitability and financial condition may be adversely affected.

With regard to tariff increases, Eskom and the National Energy Regulator of South Africa, or NERSA, continue to recognize the need for new supply capacity, and a series of recent tariff increases and proposals have been either approved or tabled. In the third quarter of 2008, Eskom applied for a tariff review and NERSA granted an additional 20% increase for the nine remaining months of the Eskom financial year (July 2008 to March 2009). In addition, effective July 1, 2009 an increase of 34% was approved and implemented. NERSA has also ruled that the next tariff increase will be in April 2010 and Eskom is to table their tariff increase proposal to NERSA by the end of September 2009.

All of our mining operations in Ghana are dependant for their electricity supply on hydroelectric power supplied by the Volta River Authority, or VRA, an entity controlled by the government of Ghana which is supplemented by thermal power from the 500 megawatt Takoradi plant as well as the smaller 126 megawatt unit recently commissioned at Tema. The VRA’s principal electricity generating facility is the 1,000 megawatt Akosombo Dam and during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998, 2006 and the first half of 2007. In addition, during periods of limited electricity availability, the national power system is subject to system disturbances and voltage fluctuations, which can damage our equipment. The VRA also obtains power from neighboring Côte d’Ivoire, which has intermittently experienced some political instability and civil unrest. These factors, including increased power demand from other users in Ghana, may cause interruptions in our power supply to our operations in Ghana or result in increases in the cost of power even if they do not interrupt supply. Consequently, these factors may adversely affect our results of operations and our financial condition. In order to address this problem and to supplement the power generated by the VRA, we have, together with the other three principal gold producers in Ghana, acquired (and equally funded) an 85 megawatt, diesel-fired, power plant that could be converted to gas supply once the anticipated West African gas pipeline is developed. To further reduce the dependence on hydro-electric power, the VRA has increased its thermal power generation capacity by constructing a 126 megawatt thermal plant at Tema. In July 2008, the government of Ghana informed mining companies operating in the country that they would now pay an increased rate per kilowatt hour of power resulting in an increase at Obuasi from 9.2 to 15.45 U.S. cents per kilowatt hour and for Iduapriem from 9.2 to 17.81 U.S. cents per kilowatt hour. The mining companies in Ghana, including us, have concluded negotiations with the VRA and Obuasi’s rate now stands at 9.3 U.S. cents per kilowatt hour, compared to Iduapriem’s rate of 10.2 U.S. cents per kilowatt hour. These rates have retrospective effect from January 2009. Even though these rates are expected to remain at these levels in the short term, they could be impacted by any significant spike in the crude oil price given the country’s dependence on light crude oil for firing the thermal power plants.

Our mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel being delivered by road. Our power supply has been disrupted in the past and we have suffered resulting production losses as a result of equipment failure.

The introduction of South African State royalties where a significant portion of our Mineral Reserves and operations are located will have an adverse effect on our results of operations and our financial condition.

The Mineral and Petroleum Resources Royalty Act was promulgated by the South African Minister of Finance on November 24, 2008 and provides for the payment of a royalty according to a formula based on taxable earnings before interest and tax. It has a minimum rate of 0.5% and a maximum rate of 5% and is a tax deductible expense. It is estimated that the formula will translate to a royalty rate of between 2.5% and 4% of gross sales in terms of current pricing assumptions. The payment of royalties was scheduled to begin on May 1, 2009 but has been postponed to March 1, 2010 as announced in the Minister of Finance’s budget speech on February 11, 2009. The payment of such royalty will have an adverse effect on our results of operations and financial condition.

Contracts for sale of uranium at fixed prices could affect our operational results and financial condition.

We have entered into contracts for the sale of uranium produced by some of our South African operations and may therefore be prevented from realizing all potential gains from an increase in uranium prices to the extent that our future production is covered by such contracts. Should we not produce sufficient quantities of uranium to cover such contracts, we may need to procure or borrow uranium in the market to meet any shortfall which could adversely affect our results of operations and our financial condition.

Foreign exchange fluctuations could have a material adverse effect on our operational results and financial condition.

Gold is principally a dollar-priced commodity, and most of our revenues are realized in, or linked to, dollars while production costs are largely incurred in the applicable local currency where the relevant operation is located. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in lower revenues and higher production costs in dollar terms. Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies yields significantly higher revenues and lower production costs in dollar terms. Exchange rate movements may have a material effect on our operational results. For example, a 1% strengthening of the South African rand, Brazilian real, the Argentinian peso and the Australian dollar against the US dollar will result in an increase in total cash costs incurred of nearly $3 per ounce, or 1%.

A small proportion of our hedges are denominated in South African rands and Australian dollars, which may partially offset the effect of the US dollar’s strength or weakness on our profitability. In addition, due to our global operations and local foreign exchange regulations, some of our funds are held in local currencies, such as the South African rand and the Australian dollar.

Inflation may have a material adverse effect on our operational results.

The majority of our operations are located in countries that have experienced high rates of inflation during certain periods.

Since we are unable to influence the market price at which we sell gold (except to the extent that we enter into forward sales and other derivative contracts), it is possible that significantly higher future inflation in the countries in which we operate may result in an increase in future operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold). This could have a material adverse effect upon our results of operations and our financial condition.

While none of our specific operations is currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalized at higher cost mines.

AngloGold Ashanti’s new order mining rights in South Africa could be suspended or cancelled should we breach, and fail to remedy such breach of, our obligations in respect of the acquisition of these rights.

Our rights to own and exploit Mineral Reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of our Mineral Reserves and deposits are located in South Africa, where new order mining rights could be suspended or cancelled should we breach, and fail to remedy such breach of, our obligations in respect of the acquisition of these rights.

Custodianship and the issuance of South Africa’s mineral and prospecting rights vest in the state pursuant to the Mineral and Petroleum Resources Development Act, or MPRDA. Such rights, formerly regulated under the Minerals Act 50 of 1991 and common law, are now known as old order mining rights and the transitional arrangements provided in Schedule II to the MPRDA give holders of old order mining rights the opportunity to convert their old order mining rights into new order mining rights within specified timeframes.

The Department of Minerals and Energy, or DME, has published, pursuant to the MPRDA, the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, or the Mining Charter. Compliance with the Mining Charter, measured using a designated scorecard, requires that every mining company achieve 15% ownership by historically disadvantaged South Africans, or HDSAs, of its South African mining assets by May 1, 2009, and 26% ownership by May 1, 2014, and achieve participation by HDSAs in various other aspects of management referred to below. On April 29, 2009, as required by section 100(1)(b) of the MPRDA, the Minister of Minerals and Energy published the Codes of Good Practice for the South African Mineral Industry, or the Code. The purpose of the Code is to set out administrative principles in order to enhance the implementation of the Mining Charter and the MPRDA. The Code is to be read in combination with the Mining Charter and other legislation in relation to the measurement of the socio-economic transformation in the South African mining industry. We are currently evaluating the impact, if any, that the Code may have on our operations.

We have submitted two social and labor plans — one for each of our main mining regions — detailing our specific goals in these areas to the DME. The scorecard allows for a portion of “offset” against the HDSAs equity participation requirements insofar as companies have facilitated downstream, value adding activities in respect of the products they mine. We carry out such downstream activities and believe these will be recognized in terms of a framework currently being devised by the South African Government.

We believe that we have made significant progress towards meeting the requirements of the Mining Charter, the Scorecard and our own undertakings in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation, including the implementation of programs to help achieve the requirement of having 40% of management roles being held by HDSAs by 2010, as well as the Employee Share Ownership Plan, or ESOP, as implemented at the end of 2006. We will incur expenses in giving further effect to the Mining Charter and the Scorecard and the implementation of the ESOP will affect our results of operations. The Mining Charter itself provides that it should be reviewed five years after becoming law. The review process being conducted in consultation between the government and mining companies is scheduled to take place during 2009. The outcome might impose new conditions on mining companies operating in South Africa.

We were informed on August 1, 2005, by the Director General of Minerals and Energy (now known as the Department of Mineral Resources, or DMR,) that our applications to convert our old order rights to new order mining rights for our West Wits and Vaal River operations, as well as our applications for new mining rights to extend our mining areas at our TauTona and Kopanang mines, had been successful. These applications relate to all of our existing operations in South Africa. The notarial agreements for the converted West Wits mining right and Block 1C11 new mining right have been executed and registered. The notarial agreements for the bulk of the Vaal River Operations and the adjacent areas of Jonkerskraal, Weltevreden, Moab Extension Area and the new right for Edom have been executed and registered. The sole remaining notarial agreement for the Vaal River operations, Grootdraai, is pending. We have also been advised that our application for the conversion of the Ergo old order right in order to cede the converted right to the purchaser of Ergo has been approved by the DMR and we expect to secure an execution date soon. We have lodged applications with the DMR to cede a portion of the Vaal River new order mining rights, as well as the Weltevreden and Jonkerskraal Mining Rights, in order to implement the sale of the Tau Lekoa Mine to Simmer and Jack Mines Limited. In April 2009, we lodged an application with the DMR for the conversion of an old order mining right for a borrow pit at West Wits.

Even where new order mining rights are obtained under the MPRDA, these rights may not be equivalent to the old order mining rights. The AngloGold Ashanti rights that have been converted and registered do not differ significantly from the relevant old order rights. The duration of the new rights will no longer be perpetual as was the case under old order mining rights but rather will be granted for a maximum period of 30 years, with renewals of up to 30 years each and, in the case of prospecting rights, a maximum period of five years with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition and non-exclusion of others. In addition, the new order rights will only be transferable subject to the consent of the Minister of Mineral Resources.

The new order mining rights can be suspended or cancelled by the Minister of Minerals and Energy if, upon notice of a breach from the Minister, the entity breaching its obligations to comply with the MPRDA or the conditions of the notarial agreement fails to remedy such breach. The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. We have a policy of evaluating, minimizing and addressing the environmental consequences of our activities and, consistent with this policy and the MPRDA, conducts an annual review of the environmental costs and liabilities associated with our South African operations in light of the new, as well as existing, environmental requirements.

Certain factors may affect our ability to support the carrying value of our property, plant and equipment, acquired properties, investments and goodwill on our balance sheet.

We review and test the carrying value of our assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We value individual mining assets at the lowest level for which identifiable cash flows are identifiable as being independent of cash flows of other mining assets and liabilities.

If there are indications that impairment may have occurred, we prepare estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

If any of these uncertainties occur either alone or in combination, it could require management to recognize an impairment, which could adversely affect our financial condition. For example, in the fourth quarter of 2008, we recorded asset impairment charges on tangible assets and goodwill of $522 million (net of tax) in relation to certain former assets of Ashanti (comprising Obuasi, Geita and Iduapriem).

Diversity in interpretation and application of accounting literature in the mining industry may impact our reported financial results.

The mining industry has limited industry specific accounting literature. As a result, diversity exists in the interpretation and application of accounting literature to mining specific issues. For example, we capitalize the drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proved and probable reserves at a development stage or production stage mine, whereas some companies expense such costs. As and when diversity in interpretation and application is addressed, it may impact our reported results should the adopted interpretation differ from the position followed by us.

Our mineral reserves, deposits and mining operations are located in countries that face political, economic and/or security risks.

Some of our mineral deposits and mining and exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where we operate, the formulation or implementation of government policies may be unpredictable on certain issues including regulations which impact on our operations and changes in laws relating to issues such as mineral rights and asset ownership, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.

Any existing and new mining and exploration operations and projects we carry out in these countries are, and will be subject to, various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of Mineral Reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social/community relations and other matters.

If, in one or more of these countries, we were not able to obtain or maintain necessary permits, authorizations or agreements to implement planned projects or continue our operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially, which could result in changes to such laws and regimes, our results of operations and our financial condition could be adversely affected.

Certain of the countries in which we have mineral deposits or mining or exploration operations, including the Democratic Republic of Congo, or DRC, and Colombia, have in the past experienced and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which we are present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on our operations in such regions. In the event that continued operations in these countries compromise our security or business principles, we may withdraw from these countries on a temporary or permanent basis.

In 2007, the government of the DRC announced an industry-wide review of all mining concessions and related agreements, including the agreements related to the ownership and operation of our concession in the DRC. As a result of this review, which has now been completed, the area of our concession in Northeastern DRC has been reduced from over 9,000 square kilometers to 6,100 square kilometers (and will be further reduced over a period of three years by 10% per annum for a maximum further reduction to 4,270 square kilometers) and certain of the payments payable by us related to exploitation permits and surface rights under our concession area have been increased. We have agreed to these changes with L’Office des Mines d’or de Kilo-Moto (the DRC state gold mining company and shareholder with us in our concession) and the DRC government and are awaiting formal notification of our agreement from the office of the Prime Minister of the DRC. We are also currently in the process of preparing revised agreements for our concession in accordance with the DRC mining code.

In addition, in December 2008, the National Council for Democracy and Development, or CNDD, seized power in Guinea after the death of the country’s long-standing president, Lasana Conte. Moussa Dadis Camara, president of the CNDD, announced on December 27, 2008 the creation of a committee to examine and revise all existing mining agreements in Guinea. The committee’s review process has not yet commenced and we are currently unable to predict the outcome of the committee’s examination. Pursuant to the direction of president Moussa Dadis Camara, we stopped production at our Siguiri mine in Guinea on March 20, 2009. After discussions with the president, we resumed production at our Siguiri mine in Guinea on March 24, 2009. In addition, a temporary embargo on our export of gold from Guinea was imposed, but was lifted at the end of June 2009, following our discussions with the government of Guinea. Production at the Siguiri mine was uninterrupted during the period of the imposed gold export embargo. The ongoing talks with the government of Guinea centered on the nature and protocols of an environmental fund related to our existing $27 million provision for environmental rehabilitation of the Siguiri mine as of June 30, 2009. We have agreed to, and have made, an advance payment of $10 million to the government of Guinea of our existing provision, subject to an undertaking from the government of Guinea that the funds be used solely for the environmental rehabilitation of the Siguiri mine and that the payment be offset against the balance of our future environmental liabilities related to the Siguiri mine site. We cannot give any assurance that future stoppages of this nature may not occur, or that further payments in advance of future liabilities will not be demanded by the government of Guinea. Such stoppages, if prolonged, could have a material adverse effect on the Siguiri mine.

In July 2009, the Ghanaian Minister for Finance and Economic Planning notified us of the proposed National Stabilisation Levy Bill. The Bill imposes a levy upon all banks (excluding rural and community banks), non-bank financial institutions, insurance, communications and mining companies and breweries in Ghana equal to 5% of profits before tax for the 2009 and 2010 fiscal years, subject to assessment by the Ghanaian Tax Commissioner. The National Stabilisation Levy is not intended to become a permanent feature of the Ghanaian fiscal regime. We are currently considering the payment of the National Stabilisation Levy in relation to the stability agreement that we signed with the government of Ghana in February 2004.

In Mali and Tanzania, we are due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes. In addition, we have outstanding assessments and unresolved tax disputes in a number of countries. If the outstanding input taxes are not received, the tax disputes are not resolved and assessments are not made in a manner favorable to us, it could have an adverse effect upon our results of operations and our financial condition.

In Argentina, the government has applied export taxes of 5% to mining companies that were exempt therefrom. We have filed a claim with the courts to recover the export tax.

We sold our 50% interest in Nufcor International Limited, or NIL, with effect from June 26, 2008 to Constellation Energy Commodities Limited, or Constellation. Under the sale agreement, we remain liable for 50% of any additional tax liabilities that may arise that relate to periods prior to the date of sale. Constellation has recently notified us that NIL could be potentially liable for sales taxes in respect of certain transactions in Washington State, estimated at between $0.8 million to $1.25 million (our 50% share). We are currently evaluating the potential claim, including assessing NIL’s rights of appeal. If further claims of a similar nature arise in other states and NIL is unable to successfully appeal such claims, it could have an adverse effect on the results of our operations and financial condition.

Labor disruptions and/or increased labor costs could have an adverse effect on our operating results and financial condition.

As at December 31, 2008, approximately 67% (2007: 77%) of our workforce excluding contractors, or 63% of total workforce, was located in South Africa. Approximately 98% of the workforce on our South African operations is unionized, with the National Union of Mineworkers, or NUM, representing the majority of unionized workers.

Our employees in some South American countries and Ghana are also highly unionized.

Trade unions have a significant impact on our labor relations climate, as well as on social and political reforms, most notably in South Africa.

It has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. An agreement was signed with the unions in July 2009, following negotiations between NUM, United Associations of South Africa, or UASA, on behalf of some clerical and junior management staff and Solidarity (on behalf of a small number of miners) and the Chamber of Mines. A two-year deal was reached without resort to any industrial action. We have agreed to an increase that has a 9.7% impact on payroll costs for our South African operations in the first year and 1% above inflation, with a guaranteed minimum of 7.5%, in the second year. These wage increases are effective July 1, 2009. The next round of negotiations is expected to take place in 2011. We cannot give assurance that we will be able to renegotiate this agreement on satisfactory terms when it expires in July 2011.

Labor costs represent a substantial proportion of our total operating costs, and in many operations, including South African operations, is our single largest operating cost category. Any increases in labor costs have to be off-set by greater productivity efforts by all operations and employees.

There is a risk that strikes or other types of conflict with unions or employees may occur at any one of our operations, for example in Ghana or Guinea where wage negotiations are in currently underway. It is uncertain whether labor disruptions will be used to advocate labor, political or social goals in the future. Material labor disruptions could have an adverse effect on our results of operations and our financial condition.

The use of mining contractors at certain of our operations may expose us to delays or suspensions in mining activities and increases in mining costs.

Mining contractors are used at certain of our mines, including Sadiola, Morila and Yatela in Mali, Siguiri in Guinea, Iduapriem in Ghana and Sunrise Dam in Australia, to mine and deliver ore to processing plants. Consequently, at these mines, we do not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor. Furthermore, increases in contract mining rates, in the absence of associated productivity increases, will have an adverse impact on our results of operations and financial condition.

We compete with mining and other companies for key human resources.

We compete with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to continue to operate our business. This is further exacerbated in the current environment of increased mining activity across the globe combined with the global shortage of key mining industry human resource skills, including geologists, mining engineers, metallurgists and skilled artisans.

The retention of staff is particularly challenging in South Africa where, in addition to the impacts of the global industry wide shortages, we are also required to achieve employment equity targets of participation by HDSAs in management and other positions.

We compete with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience. For further details, see the risk factor “AngloGold Ashanti’s new order mineral rights in South Africa could be suspended or cancelled should we breach, and fail to remedy such breach of, our obligations in respect of the acquisition of these rights”.

There can be no assurance that we will attract and retain skilled and experienced employees and, should we fail to do so or lose any of our key personnel, our business and growth prospects may be harmed and our results of operations and our financial condition could be adversely affected.

We face certain risks in dealing with HIV/AIDS that may adversely affect our results of our operations and financial condition.

AIDS and associated diseases remain the major health care challenge faced by our South African operations. Accurate prevalence data for AIDS is not available owing to doctor-patient confidentiality. The South African workforce prevalence studies indicate that the percentage of our South African workforce that may be infected by HIV may be as high as 30%. We are continuing to develop and implement various programs aimed at helping those who have been infected with HIV and preventing new infections. Since 2001, we have offered a voluntary counseling and HIV testing program for employees in South Africa. In 2002, we began to offer anti-retroviral therapy, or ART, to HIV positive employees who met the current medical criteria for the initiation of ART. From April 2003, we commenced a roll-out of the treatment to all eligible employees desiring it. Approximately 5,400 employees have been registered on the wellness program over the last three years and of these around 4,000 employees have attended the clinic in the last six months. As of December 2008, approximately 1,900 employees were receiving treatment using anti-retroviral drugs.

The cost of providing rigorous outcome-focused disease management of employees with AIDS, including the provision of an anti-retroviral therapy, is on average ZAR1,300 (approximately $160 at prevailing exchange rates) per employee on treatment per month. It is not yet possible to develop an accurate cost estimate of the program in its entirety, given uncertainties such as drug prices and the ultimate rate of employee participation.

We do not expect the cost that we will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect our results of operations. Nevertheless, it is not possible to determine with certainty the costs that we may incur in the future in addressing this issue, and consequently our results of operations and our financial condition could be adversely affected.

We face certain risks in dealing with malaria and other tropical disease outbreaks, particularly at our operations located in Africa, which may have an adverse effect on operational results.

Malaria and other tropical diseases pose significant health risks at all of our operations in Central, West and East Africa where such diseases may assume epidemic proportions because of ineffective national control programs. Malaria is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Consequently, if uncontrolled, the disease could have an adverse effect upon productivity and profitability levels of our operations located in these regions.

The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect upon the results of our operations and our financial condition.

The primary areas of focus in respect of occupational health within our operations are noise induced hearing loss, or NIHL, occupational lung diseases, or OLD, which includes pulmonary tuberculosis, or TB, in silica dust exposed individuals. We provide occupational health services to our employees at our occupational health centers and we continue to improve preventative occupational hygiene initiatives. If the costs associated with providing such occupational health services increase, the increase could have an adverse effect on our results of operations and our financial condition.

Furthermore, the South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act, or ODMWA, that provides for compensation to miners who have OLD, TB and combinations thereof, and the Compensation for Occupational Injuries and Diseases Act, or COIDA, that provides for compensation to non-miners who have OLD. COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD. The capitalized value of a pension liability (in accordance with COIDA) is usually greater than that of a lump sum compensation payment (under ODMWA). In addition, under COIDA compensation becomes payable at a lower threshold of permanent disability than under ODMWA. It is estimated that under COIDA about two to three times more of our employees would be compensated as compared with those eligible for compensation under ODMWA.

If the proposed combination of COIDA and ODMWA were to occur, this could further increase the level of compensation claims we could be subject to and consequently could have an adverse effect on our financial condition.

Mr. Thembekile Mankayi instituted a legal action against us in October 2006 in the High Court, Witwatersrand Local Division. Mr Mankayi claimed approximately R2.6 million (approximately $0.33 million at prevailing exchange rates) for damages allegedly suffered by him as a result of silicosis allegedly contracted while working on mines now owned by us. The case was heard and a judgment in the exception action was rendered on June 26, 2008 in our favor on the basis that mine employers are insured under ODMWA and COIDA against compensable diseases, which precludes common law delictual claims by employees against employers. The plaintiff has been granted leave to appeal the judgment and we are awaiting the completion by the plaintiff and his counsel of the appeal documents. We believe the appeal hearing will be held in early 2010. If we are unsuccessful in defending this suit, we could be subject to numerous similar claims which could have an adverse effect on our financial condition.

In response to the effects of silicosis in labor sending communities, a number of mining companies (under the auspices of the Chamber of Mines), together with the NUM which is the largest union in the mining sector and the national and regional departments of health have embarked on a project to assist in the delivery of compensation and relief by mining companies under the ODMWA to communities that have been affected.

The costs associated with the pumping of water inflows from closed mines adjacent to our operations could have an adverse effect upon operational results.

Certain of our mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect upon any one of our mining operations as a result of property damage, disruption to operations and additional pumping costs.

We have embarked on legal action in South Africa after the owner of an adjacent mine put the company owning the adjacent mining operation into liquidation, raising questions about our and other companies’ willingness to meet water pumping obligations.

The relevant mining companies have entered into a settlement agreement. As part of the settlement arrangement, the mining companies have formed and registered a not-for-profit company, known as the Margaret Water Company, to conduct water pumping activities from the highest lying shaft which is currently owned by Stilfontein Gold Mining Company (in liquidation). The three mining companies will contribute equally to the cost of establishing and initially running the Margaret Water Company.

The occurrence of events for which we are not insured or for which our insurance is inadequate may adversely affect our cash flows and overall profitability.

We maintain insurance to protect only against catastrophic events which could have a significant adverse effect on our operations and profitability. This insurance is maintained in amounts that we believe to be reasonable depending upon the circumstances surrounding each identified risk. However, our insurance does not cover all potential risks associated with our business. In addition, we may elect not to insure certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote.

Furthermore, we may not be able to obtain insurance coverage at acceptable premiums. We have a captive insurance company, namely AGRe Insurance Company Limited, which participates at various levels in certain of the insurances maintained by us. The occurrence of events for which we are not insured may adversely affect our cash flows and overall profitability and our financial condition.

We do not have management control over a significant joint venture project and we will not have management control over the proposed Moto joint venture. If these projects are not managed effectively, our investment could be adversely affected or our reputation could be harmed.

Our joint venture at Morila in Mali is managed by our joint venture partners. In addition, our proposed joint venture at the Moto gold project would be managed by our joint venture partner. While we may provide operational advice to our joint venture partners, we cannot ensure that these projects are operated in compliance with the standards that we apply in our other operations. If these joint ventures are not managed effectively, including as a result of weaknesses in the policies, procedures and controls implemented by the joint venture partners, our investment in the relevant project could be adversely affected. In addition, negative publicity associated with ineffective management, particularly relating to any resulting accidents or environmental incidents, could harm our reputation.

We may experience unforeseen difficulties, delays or costs in successfully implementing our business strategy, and our strategy may not result in the anticipated benefits.

The successful implementation of our business strategy depends upon a number of factors, including factors that are outside our control. For example, the successful management of costs will depend upon prevailing market prices for input costs and the ability to grow the business will depend upon the availability of attractive merger and acquisition opportunities as well as the successful implementation of our existing and proposed project development initiatives and continued exploration success, all of which are subject to the relevant mining and company specific risks as outlined in this risk section. We cannot give assurance that unforeseen difficulties, delays or costs will not adversely affect the successful implementation of our business strategy, or that our strategy will result in the anticipated benefits.

Risks related to AngloGold Ashanti’s Shares and ADSs

Sales of large quantities of our ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.

The market price of our ordinary shares or ADSs could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of our ordinary shares or ADSs may sell them at any time. The market price of our ordinary shares or ADSs could also fall as a result of any future offerings we make of our ordinary shares, ADSs, or securities exchangeable or exercisable for our ordinary shares or ADSs, or the perception in the market place that these sales might occur. We may make such offerings, including offerings of additional ADS rights, share rights or similar securities, at any time or from time to time in the future.

Fluctuations in the exchange rate of currencies may reduce the market value of our securities, as well as the market value of any dividends or distributions paid by us.

We have historically declared all dividends in South African rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold our securities. This may reduce the value of these securities to investors.

Our memorandum and articles of association allows for dividends and distributions to be declared in any currency at the discretion of our board of directors, or our shareholders at a general meeting. If and to the extent that we opt to declare dividends and distributions in US dollars, exchange rate movements will not affect the US dollar value of any dividends or distributions, nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and US dollar value of these dividends and distributions. Furthermore, the market value of our securities as expressed in Australian dollars, British pounds, Ghanaian cedis, US dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.

The recently announced proposal by the South African Government to replace the Secondary Tax on Companies with a withholding tax on dividends and other distributions may impact the amount of dividends or other distributions received by our shareholders.

On February 21, 2007, the South African Government announced a proposal to replace Secondary Tax on Companies with a 10% withholding tax on dividends and other distributions payable to shareholders.

This proposal is expected to be implemented in 2010. Although this may reduce the tax payable by our South African operations thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by our shareholders.

USE OF PROCEEDS

We estimate the net proceeds to us from our sale of ordinary shares under this prospectus supplement to be $     million after deducting the underwriting discount and our offering expenses. We intend to use the proceeds of such sale to finance the consideration for our 50% interest in Moto as provided in the Moto Acquisition Agreements, which is expected to be approximately $244 million, and our 50% share of certain other liabilities and expenses directly related to the acquisition.

Pending such use, we intend to reduce our short-term borrowing and the borrowings outstanding on our revolving credit facility. The weighted average maturity and interest rate of our borrowings was approximately 2.1 years and 3.9%, respectively, at June 30, 2009. For a further discussion regarding our borrowings see “Review of Financial and Operating Performance for the Six Months Ended June 30, 2009 Prepared in Accordance With US GAAP — Liquidity and capital resources” in our 2009 Second Quarter Report.

DILUTION

Our net tangible book value as of June 30, 2009, was approximately $3,899 million, or $10.89 per ordinary share. Net tangible book value per share represents the amount of our total tangible assets, less total liabilities, divided by the number of ordinary shares outstanding.

After giving effect to our sale of 7,773,956 ordinary shares in the offering at an assumed offering price of $      per ordinary share and after deducting the estimated offering expenses payable by us, our net tangible book value as of June 30, 2009, would have been $      million, or $      per ordinary share. This represents an immediate dilution of $      per share to new investors in the offering, as illustrated by the following table:

Assumed offering price per share	$
Net tangible book value per share before the offering	$
Increase per share attributable to new investors	$

Net tangible book value per share after the offering	$

Dilution per share to new investors	$

After giving effect to our sale of 7,773,956 ordinary shares in the offering, existing ADS holders or shareholders will be diluted such that a shareholder holding 10% of our outstanding ordinary share capital prior to the offering will have its shareholding reduced to approximately 9.79% of our outstanding ordinary share capital following the issuance of 7,773,956 ordinary shares.

RECONCILIATION OF TOTAL CASH COSTS AND
TOTAL PRODUCTION COSTS TO FINANCIAL STATEMENTS

Total cash costs as calculated and reported by us include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation costs, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced.

Total production costs as calculated and reported by us include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to ordinary stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of our performance. Furthermore the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management as they provide:

•	an indication of profitability, efficiency and cash flows;

•	the trend in costs as the mining operations mature over time on a consistent basis; and

•	an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and of other gold mining companies.

A reconciliation of production costs as included in our audited financial statements to total cash costs and to total production costs for each of the three years in the period ended December 31, 2008 is presented below.

AngloGold Ashanti operations — Total
(In $ millions, except as otherwise noted)

	For the year ended December 31,

	2006	2007	2008

Production costs per financial statements	1,539	1,917	2,159
Plus:
Production costs of equity accounted joint ventures(1)	80	126	168
Plus/(less):
Rehabilitation costs and other non-cash costs	17	(79)	12
Plus/(less):
Inventory movement	84	36	(22)
Royalties	78	89	99
Related party transactions(2)	(2)	(11)	(7)
Adjusted for:
Minority interests(3)	(54)	(59)	(61)
Non-gold producing companies and adjustments	68	(8)	(32)

Total cash costs	1,810	2,011	2,316
Plus:
Depreciation, depletion and amortization	749	678	661
Employee severance costs	22	19	9
Rehabilitation and other non-cash costs	(17)	79	(12)
Adjusted for:
Noncontrolling interests(3)	(15)	(20)	(23)
Non-gold producing companies and adjustments	(3)	(4)	(3)

Total production costs	2,546	2,763	2,948

Gold produced (000 ounces)(4)	5,635	5,477	4,982
Total cash costs per ounce (5)	321	367	465
Total production costs per ounce(5)	452	504	592

(1)	Production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(2)	Relates solely to production costs as included in our consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(3)	Adjusting for noncontrolling interest of items included in calculation, to disclose the attributable portions only.

(4)	Attributable production only.

(5)	In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. We report total cash costs per ounce and total production costs per ounce calculated to the nearest U.S. dollar amount and gold produced in ounces.

HISTORICAL ORDINARY SHARE AND ADS TRADING, DIVIDENDS AND EXCHANGE RATE INFORMATION

Ordinary Share and ADS Trading

The following table sets out, for the periods indicated, the reported intra-day high and low market quotations for our ordinary shares on the JSE and for our sponsored ADSs on the NYSE:

	JSE		NYSE

	High	Low	High	Low

	(South African cents per ordinary share)
			(Dollars per ADS)

Annual information
Year ended December 31,
2003	33,900	19,100	49.95	27.10
2004	31,900	18,620	48.25	29.91
2005	31,990	18,700	49.88	30.50
2006	38,700	24,700	62.20	35.58
2007	35,899	25,400	49.42	33.80
2008	34,900	15,011	51.35	13.37
Quarterly information
2007
First quarter	35,889	30,300	49.34	41.10
Second quarter	35,322	26,100	49.42	37.10
Third quarter	33,600	25,400	47.92	33.80
Fourth quarter	33,600	29,100	48.64	40.00
2008
First quarter	34,900	24,801	51.35	30.50
Second quarter	31,145	23,053	40.91	28.75
Third quarter	28,300	17,201	36.65	21.01
Fourth quarter	28,460	15,011	28.49	13.37
2009
First quarter	36,900	23,206	38.99	27.88
Second quarter	35,789	25,950	43.16	29.36
Monthly information
February 2009	33,298	25,150	33.11	25.28
March 2009	36,900	29,511	38.99	27.88
April 2009	35,789	25,950	38.37	29.36
May 2009	34,600	26,200	43.16	30.65
June 2009	34,489	27,510	42.89	34.32
July 2009	31,360	27,150	40.40	34.32
August 2009 (through August 28, 2009)	31,299	28,500	40.75	35.45

Annual Dividends

The table below sets forth the amounts of interim, final and total dividends paid in respect of the years 2004 through 2009 (through June 30, 2009), in each case in cents per ordinary share.

	Interim		Final	Total	Interim		Final	Total
Year Ended December 31,(1)	(South African cents per ordinary share)				(U.S. cents per ordinary share)

2004	170		180	350	25.62		30.37	55.99
2005	170		62	232	26.09		9.86	35.95
2006	210		240	450	29.40		32.38	61.78
2007	90		53	143	12.44		6.60	19.04
2008	50		50	100	6.45		4.99	11.45
2009 (through June 30, 2009)	60	(2)	n/a	60	7.61	(3)	n/a	7.61	(3)

(1)	Dividends for these periods were declared in South African cents. Dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.

(2)	On July 29, 2009, AngloGold Ashanti’s board of directors declared an interim dividend of 60 South African cents per ordinary share, with a record date of August 21, 2009, and a payment date of August 28, 2009.

(3)	Approximate amount.

Future dividends will be dependent on our cash flow, earnings, planned capital expenditures, financial condition and other factors. We do not currently intend to substantially change our practice of paying out dividends from funds available after providing for capital expenditure and long-term growth. Under South African law, we may declare and pay dividends from any capital and reserves included in total shareholders’ equity calculated in accordance with IFRS, subject to our solvency and liquidity. Dividends are payable to shareholders registered at a record date that is after the date of declaration. We will continue to manage capital expenditure in line with profitability and cash flow and our approach to the dividend on the basis of prudent financial management.

Under the terms of our memorandum and articles of association adopted on December 5, 2002, dividends may be declared in any currency at the discretion of our board of directors or our shareholders at a general meeting. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands, British pounds and Ghanaian cedis. Dividends paid to registered holders of our ADSs are paid in US dollars converted from South African rands by The Bank of New York Mellon, as depositary, in accordance with the deposit agreement related to our ADS program.

Exchange Rate Information

The following table sets forth, for the periods and dates indicated, certain information concerning US dollar/South African rand exchange rates expressed in rands per $1.00. On August 28, 2009, the interbank rate between rands and US dollars as reported by OANDA Corporation was R7.87 = $1.00.

Year Ended December 31	High	Low	Year-end	Average(1)

2004(2)	7.31	5.62	5.65	6.39
2005(2)	6.92	5.64	6.33	6.35
2006(2)	7.94	5.99	7.04	6.81
2007(2)	7.49	6.45	6.81	7.03
2008(2)	11.27	6.74	9.30	8.26
2009 (through August 28, 2009)(3)	10.70	7.60	n/a	8.92

(1)	The average rate of exchange on the last business day of each month during the year.

(2)	Based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York.

(3)	Based on the interbank rate between rands and US dollars as reported by OANDA Corporation.

The following table sets forth, for the months indicated, average, high and low data as reported by OANDA Corporation.

Exchange Rate Information for the Months of	High	Low	Average(1)

February 2009	10.34	9.52	10.00
March 2009	10.54	9.45	9.99
April 2009	9.67	8.58	9.05
May 2009	8.77	7.88	8.40
June 2009	8.26	7.78	8.06
July 2009	8.31	7.60	7.98
August 2009 (through August 28, 2009)	8.21	7.67	7.96

(1)	The average rate of all ask prices the month.

CAPITALIZATION

The following table sets forth our consolidated capitalization at July 31, 2009, unless otherwise stated, on an actual basis and as adjusted to give effect to our estimated offering proceeds of $      million after deducting the underwriting discount and other offering-related expenses and after giving effect to the use of such offering proceeds to finance the consideration for our 50% interest in Moto and certain other liabilities and expenses directly related to the acquisition of our 50% interest in Moto as provided in the Moto Acquisition Agreements. You should read this table together with our US GAAP financial statements and related discussion and analysis included in our Form 20-F and the 2009 Second Quarter Report.

	As at
	July 31, 2009
	Actual	As Adjusted
	(In $ millions)
Total debt(1)(2)	1,938	1,938
Equity (excluding noncontrolling interests)	3,967

600,000,000 authorized ordinary shares of 25 ZAR cents each; ordinary shares issued July 31, 2009 — 354,249,712(3)	12
Additional paid-in capital	7,536
Accumulated deficit(4)	(2,832)
Accumulated other comprehensive income(4)	(749)

Total capitalization	5,905

(1)	Including short-term and long-term debt. As at July 31, 2009, 95% of our long-term debt was denominated in US dollars, 4% in South African rands and 1% in Brazilian real. For a discussion regarding our secured and unsecured indebtedness, see “Item 5: Operating and financial review and prospects” included in our Form 20-F. As at July 31, 2009, secured and unsecured debt accounted for approximately $37 million and $1,901 million, respectively, of total debt.

(2)	On August 21, 2009, we pre-paid an amount of $750 million under our $1 billion term facility in connection with an amendment to that facility that became effective on August 24, 2009.

(3)	As of July 31, 2009, up to 15,384,615 of our ADSs (representing up to 15,384,615 of our ordinary shares) were issuable upon conversion of $732,500,000 principal amount of 3.50% guaranteed convertible bonds issued by AngloGold Ashanti Holdings Finance plc. As of July 31, 2009, up to 1,604,250 of our ordinary shares were issuable upon exercise of options over our ordinary shares currently outstanding (including 697,859 fully-vested options).

(4)	As of June 30, 2009.

(5)	Except as disclosed above, there has been no material change since July 31, 2009 in our consolidated capitalization or indebtedness.

TAXATION

South African taxation

The following discussion summarizes South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and South African Inland Revenue practice, the convention between the Government of the United States of America and the Republic of South Africa for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed February 17, 1997, or the Treaty, and in part upon representations of the depositary, and assumes that each obligation provided for in, or otherwise contemplated by, a deposit agreement and any related agreement will be performed in accordance with its respective terms.

The following summary of South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes, whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or who is otherwise not entitled to full benefits under the Treaty.

The statements of law set forth below are subject to any changes (which may be applied retroactively) in South African law or in the interpretation thereof by the South African tax authorities, or in the Treaty, occurring after the date hereof. It should be expressly noted that South African tax law does not specifically address the treatment of ADSs. However, it is reasonable to assume (although no assurance can be made) that the tax treatment of US holders of shares is also applicable to US holders of ADSs.

Holders are strongly urged to consult their own tax advisors as to the consequences under South African, US federal, state and local, and other applicable laws, of the ownership and disposition of shares or ADSs.

Taxation of dividends

South Africa imposes a corporate tax known as Secondary Tax on Companies, or STC, on the distribution of earnings in the form of dividends. Under the terms of an option granted to gold mining corporations, we have elected not to be subject to STC. As a result, although our dividend payments are not subject to STC, we pay corporate income tax at a slightly higher rate than would otherwise have been the case. This election resulted in the overall tax paid by us being lower than the tax payable using the standard corporate tax rate together with STC.

South Africa does not currently impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares, but there has been a recent announcement (as set out below) that this is about to change. In the case of a South African withholding tax on dividends paid to a US holder with respect to shares, the Treaty would limit the rate of this tax to 5% of the gross amount of the dividends if a US holder holds directly at least 10% of our voting stock and 15% of the gross amount of the dividends in all other cases. The above provisions shall not apply if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.

On February 21, 2007, the then-South African Minister of Finance, Mr. Trevor Manuel, delivered his 2007 Budget Speech in which he stated that the STC currently levied at 10% will be replaced by a 10% withholding tax that will be levied on shareholders in respect of dividends distributed by South African companies. The second draft of the legislation giving effect to this withholding tax on dividends was published for comment on June 31, 2009 and is expected to be introduced in 2010. If the draft withholding tax legislation is promulgated in 2010 in its current form, then our marginal tax rate in South Africa (which is applied to the income derived from our South African mining operations) will decrease from the current rate of 43% to around 34%.

Taxation of gains on sale or other disposition

South Africa imposes a tax on capital gains, which applies mainly to South African residents and only to a limited extent to non-residents. The meaning of the word “residents” is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 and by the Treaty. Gains on the disposal of securities which are not capital in nature are usually subject to income tax. In either case, a US holder will not be subject to South African tax on the disposal of shares or ADSs unless the US holder carries on business in South Africa through a permanent establishment situated therein to which the shares or ADSs are attributable.

Securities Transfer Tax (“STT”)

The change of beneficial ownership of shares listed on an exchange in South Africa is subject to STT at the rate of 0.25% of the taxable amount of the shares. Any change of beneficial ownership of shares listed on an exchange outside South Africa and/or the transfer of ADSs is not subject to STT or to any other South African tax. Where a change in beneficial ownership on a purchase of shares listed on an exchange in South Africa:

•	takes place through a stockbroker, STT will be payable on the actual consideration; and

•	takes place off market (where either the change in beneficial ownership is effected by the CSDP or the seller continues to hold the shares as nominee on behalf of the purchaser) and the consideration for the shares is less than the lowest traded price of the shares on the date of the relevant transaction, STT is payable on the closing traded price of the shares.

United States federal income taxation

The following is a general summary of the material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as a capital asset. This summary is based on US tax laws, including the Internal Revenue Code of 1986, as amended, or the Code, final and proposed Treasury regulations promulgated thereunder, rulings, judicial decisions, administrative pronouncements, and the Treaty, all at the date of this prospectus supplement, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including certain US expatriates, insurance companies, tax-exempt entities, banks, certain financial institutions, persons subject to the alternative minimum tax, regulated investment companies, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, investors that own (directly, indirectly or by attribution) 10% or more of our outstanding share capital or voting stock, partnerships, persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

As used herein, the term “US holder” means a beneficial owner of shares or ADSs that is (a) a citizen or individual resident of the United States for US federal income tax purposes; (b) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorized to control all substantial decisions of the trust. If a partnership (including for this purpose, any entity treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

US holders should consult their own tax advisors regarding the specific South African and US federal, state and local tax consequences of owning and disposing of shares or ADSs in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, US holders are urged to consult their own tax advisors regarding whether they are eligible for benefits under the Treaty.

For US federal income tax purposes, a US holder of ADSs should be treated as owning the underlying shares represented by those ADSs. Therefore deposits or withdrawals by a US holder of shares for ADSs or of ADSs for shares should not be subject to US federal income tax. The following discussion (except where otherwise expressly noted) applies equally to US holders of shares and US holders of ADSs.

This discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”) for US federal income tax purposes, as described below.

Taxation of Dividends

The gross amount of any distribution (including the amount of any South African withholding tax thereon) paid to a US holder by us generally will be taxable as dividend income to the US holder for US federal income tax purposes on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the depositary, in the case of ADSs. Corporate US holders will not be eligible for the dividends received deduction in respect of dividends paid by us. For foreign tax credit limitation purposes, dividends paid by us will be income from sources outside the United States. At present, South Africa does not impose a withholding tax or any other form of tax on dividends paid to US holders with respect to shares. The South African government, however, has recently announced its intent to enact a 10% dividend withholding tax, which is expected to be phased in during 2010. See “Taxation — South African Taxation — Taxation of Dividends”.

The amount of any distribution paid in foreign currency (including the amount of any South African withholding tax thereon) generally will be includible in the gross income of a US holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt by the US holder, in the case of shares, or by the depositary, in the case of ADSs, regardless of whether the foreign currency is converted into US dollars on such date. If the foreign currency is converted into US dollars on the date of receipt, a US holder of shares generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received is not converted into US dollars on the date of receipt, a US holder of shares generally will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency generally will be treated as US source ordinary income or loss. In the case of a US holder of ADSs, the amount of any distribution paid in a foreign currency generally will be converted into US dollars by the depositary upon its receipt. Accordingly, a US holder of ADSs generally will not be required to recognize foreign currency gain or loss in respect of the distribution. Special rules govern and specific elections are available to accrual method taxpayers to determine the US dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are therefore urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

Subject to certain limitations, it is anticipated that South African withholding taxes will be treated as foreign taxes eligible for credit against a US holder’s US federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividend income generally will constitute “passive category” income, or in the case of certain US holders, “general category” income. The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a US holder who itemizes deductions may elect to deduct all of such holder’s foreign taxes in the taxable year. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. US holders are urged to consult their own tax advisors regarding the availability of foreign tax credits.

Certain non-corporate US holders (including individuals) are eligible for reduced rates of US federal income tax (currently a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding period and other requirements and the non-US corporation satisfies certain requirements, including that the corporation is not a PFIC and either that (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our shares and ADSs should constitute qualified dividend income for US federal income tax purposes. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. Each individual US holder of our shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation.

The US Treasury has expressed concern that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax described above, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of South African withholding taxes or the availability of qualified dividend treatment could be affected by future actions that may be taken by the US Treasury with respect to ADSs.

Taxation of capital gains

In general, upon a sale, exchange or other disposition of shares or ADSs, a US holder will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the holder’s tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the holder’s holding period in the shares or ADSs exceeds one year at the time of disposition. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

A U.S. Holder’s tax basis in a share will generally be its U.S. dollar cost. The U.S. dollar cost of a share purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase, or the settlement date for the purchase in case of shares traded on an established securities market that are purchased by a cash basis U.S. Holder or an electing accrual basis U.S. Holder. The amount realized on a sale or other disposition of shares for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US holder will recognize US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash basis US holder (or an accrual basis US holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time. If an accrual basis U.S. Holder makes either of the elections described above, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Foreign currency received on the sale or other disposition of a share will have a tax basis equal to its US dollar value on the settlement date. Any gain or loss recognized on a sale or other disposition of foreign currency (including its use to purchase shares or upon exchange for US dollars) will be US source ordinary income or loss.

Passive foreign investment company considerations

A non-US corporation will be classified a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), certain commodities income, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We believe that we were not a PFIC for the taxable year ended December 31, 2008 and do not expect to become a PFIC in the foreseeable future. If we were a PFIC for any taxable year, a US holder would suffer adverse tax consequences.

These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on the receipt of certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by us would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the shares or ADSs.

US information reporting and backup withholding

Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares or ADSs may be subject to information reporting to the Internal Revenue Service, or the IRS. US federal backup withholding generally is imposed at a current rate of 28% on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

UNDERWRITING

We and UBS Limited (the “underwriter”) have entered into an underwriting agreement with respect to the ordinary shares (in the form of ordinary shares or ADSs) being offered. Subject to certain conditions, the underwriter has agreed to procure purchasers for or, failing that, purchase 7,773,956 ordinary shares (whether in the form of ordinary shares or ADSs). UBS Limited may be contacted at UBS Limited, 1 Finsbury Avenue, London EC2M 2PP, United Kingdom.

The underwriter is committed to take and pay for all of the ordinary shares being offered, if any are taken. The underwriting agreement provides that the obligation of the underwriter to procure purchasers for, or, failing that, purchase itself, the ordinary shares being offered is subject to approval of legal matters by counsel and to other conditions.

The following table shows the per ordinary share and total underwriting discounts, commissions and fees to be paid by us to the underwriter pursuant to the underwriting agreement.

Per ordinary share(1)	$
Total	$

(1)	Assuming all ordinary shares offered hereby are sold in the form of ADSs.

The total underwriting discounts and commissions to be paid by us to the underwriter represents           percent of the proceeds of the offer, before any other fees and expenses.

Ordinary shares sold by the underwriter to purchasers procured by the underwriter or otherwise to the public will initially be offered at the initial price to investors set forth on the cover of this prospectus supplement. Any ordinary shares sold by the underwriter to securities dealers may be sold at a discount of up to $      per ordinary share from the initial price to investors. If all the ordinary shares are not sold at the initial price to the purchasers procured by the underwriter or otherwise to the public, the underwriter may change the offering price and the other selling terms.

We have agreed to pay all fees and expenses in connection with this offering. Set forth below is an itemization of the estimated total fees and expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ordinary shares by us.

SEC registration fee	$
JSE Limited listing and inspection fees	$
Printing and engraving costs	$
Legal fees and expenses	$
Insurance and other expenses	$
Accounting fees and expenses	$

Total	$

The underwriter expects that delivery of the ordinary shares (including in the form of ADSs) will be made against payment therefor on the settlement date specified on the cover page of this prospectus supplement, which will be the fourth US business day following the pricing date of the offering (this settlement cycle being referred to as “T+4”) or the fifth South African business day following such date. Under Rule 15c6-1 under the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade ordinary shares (including in the form of ADSs) prior to the third business day before the delivery of such ordinary shares will be required, by virtue of the fact that the ordinary shares (including in the form of ADSs) initially will settle on a delayed basis, to agree to a delayed settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

We have been advised by the underwriter that it expects to make offers and sales both inside and outside the United States through its selling agents and expects to make offers and sales in the United States through its registered broker-dealer affiliate, UBS Securities LLC.

A prospectus supplement in electronic format may be made available on the Internet sites maintained by the underwriter or one or more securities dealers.

We have agreed with the underwriter that, for a period of 30 days from the date of this prospectus supplement, we without the prior written consent of the underwriter, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or dispose of any shares of our ordinary shares or any of our securities that are substantially similar to our ordinary shares. The foregoing sentence shall not apply to (i) the ordinary shares in this offering, (ii) our issuance and sale of ordinary shares pursuant to any employee stock option plan, stock ownership plan or dividend reinvestment plan in effect on the date of this prospectus supplement, (iii) the issuance by us of ordinary shares issuable upon the conversion of securities or the exercise of warrants outstanding on the date of this prospectus supplement and (iv) the issuance by us of ordinary shares in the context of an acquisition, merger, corporate reorganization or similar transaction provided that the recipients of such ordinary shares agree to be subject to the foregoing sentence. The underwriter in its sole discretion may release any of the securities subject to this lock-up agreement at any time without notice and, specifically in the circumstances described in part (iv) of the foregoing sentence where such recipients do not agree to be subject to this lock-up agreement, will not unreasonably withhold their release of the lock-up.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

In connection with the offering, the underwriter may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of ordinary shares than it is required to purchase in the offering. The underwriter may close out any short position by purchasing ordinary shares in the open market. A short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriter in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our ordinary shares may stabilize, maintain or otherwise affect the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange and the JSE Limited, in the over-the-counter market or otherwise.

The underwriter and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and/or our affiliates, for which it received or will receive customary fees and expenses. In addition, the underwriter and its affiliates have, from time to time, entered into hedging transactions with us and certain of our affiliates.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ordinary shares or the possession, circulation or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus supplement nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

United Kingdom

The underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21(1) of the FSMA does not apply to us; and

(b) it has complied with, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

European Economic Area Member States

In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any ordinary shares may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of any such offering; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ordinary shares to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for the ordinary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

The ordinary shares may not be offered or sold by means of any document, other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed nor may the ordinary share be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of which is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ordinary shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The ordinary shares have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Australia

This document does not constitute a prospectus or other disclosure document under the Corporations Act 2001 (Cth) (the “Corporations Act”) and does not include the information required for a disclosure document under the Corporations Act. This document has not been lodged with the Australian Securities and Investments Commission (“ASIC”) and no steps have been taken to lodge it with ASIC. Any offer in Australia of the ordinary shares under this prospectus may only be made to persons who come within one of the categories set out in sections 708(8) and 708(11) of the Corporations Act, or otherwise pursuant to one or more exemptions in section 708 of the Corporations Act so that it is lawful to offer the ordinary shares without disclosure to investors under Part 6D.2 of the Corporations Act (collectively referred to as “Sophisticated and Professional Investors”). As no

formal disclosure document (such as a prospectus) will be lodged with ASIC, the ordinary shares will only be offered and issued in Australia to one of the categories of Sophisticated or Professional Investors. If a person to whom ordinary shares are issued (called an “Investor”) on-sells the ordinary shares in Australia within 12 months from their issue, the Investor may need to lodge a prospectus with ASIC unless that sale is to another Sophisticated or Professional Investor or otherwise in reliance on a prospectus disclosure exemption under the Corporations Act. Any person acquiring ordinary shares should observe such Australian on-sale restrictions.

South Africa

The underwriter has represented and agreed that it has not offered and will not offer the ordinary shares offered by this prospectus to the public in South Africa (as defined in, and in accordance with the terms of, Chapter VI of the South African Companies Act, 1973 (as amended)). Accordingly, such ordinary shares may not be handed on, surrendered to, renounced in favor of or assigned to any person in South Africa in any manner which could be construed as an offer to the public in terms of Chapter VI of the Companies Act, 1973 (as amended).

New Zealand

This prospectus supplement has not been prepared or registered in accordance with the Securities Act 1978 of New Zealand. Accordingly, each underwriter has represented and agreed that it (i) has not offered or sold, and will not offer or sell, directly or indirectly, ordinary shares and (ii) has not distributed and will not distribute, directly or indirectly, any offer materials or advertisements in relation to any offer of ordinary shares, in each case in New Zealand, other than (a) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money or (b) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment, or statutory substitution for, the securities legislation of New Zealand).

LEGAL MATTERS

Certain legal matters with respect to South African law will be passed upon for us by our South African counsel, Taback & Associates (Pty) Limited. Certain legal matters with respect to United States and New York law will be passed upon for us by Shearman & Sterling LLP, who may rely, without independent investigation, on Taback & Associates (Pty) Limited regarding certain South African legal matters. Certain legal matters with respect to United States and New York law will be passed upon for the underwriter by Davis Polk & Wardwell LLP.

SOUTH AFRICAN RESERVE BANK APPROVAL

We have obtained approval from the South African Reserve Bank for our offering of ordinary shares under this prospectus supplement.

EXPERTS

Ernst & Young Inc., independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2008, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements for the years ended December 31, 2006, 2007 and 2008, are incorporated by reference in reliance on Ernst & Young Inc.’s report, given on their authority as experts in accounting and auditing.

The financial statements of Société des Mines de Morila S.A. incorporated in this prospectus by reference to the Annual Report on Form 20-F of AngloGold Ashanti Limited for the year ended December 31, 2008, have been so incorporated, in respect of the year ended December 31, 2006, in reliance on the report by Ernst & Young Inc., independent registered public accounting firm, given on their authority as experts in auditing and accounting.

The financial statements of Société des Mines de Morila S.A. as of December 31, 2008 and December 31, 2007 and for each of the two years in the period ended December 31, 2008 incorporated by reference in this prospectus by reference to the Annual Report on Form 20-F of AngloGold Ashanti Limited for the year ended December 31, 2008 have been so incorporated in reliance on the report of BDO Stoy Hayward, LLP, independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Société d’Exploitation des Mines d’Or de Sadiola S.A. as of December 31, 2008, and for each of the years ended December 31, 2008 and 2006, have been incorporated by reference in the registration statement in reliance upon the report of KPMG Inc., independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Société d’Exploitation des Mines d’Or de Yatela S.A. as of December 31, 2006, and for the year then ended, have been incorporated by reference in the registration statement in reliance upon the report of KPMG Inc., independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

Prospectus Supplement

7,773,956 Ordinary Shares

AngloGold Ashanti Limited

PROSPECTUS SUPPLEMENT

UBS Investment Bank

          , 2009